      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 2, 2003

                                                     REGISTRATION NOS. 333-
                                                                       811-21394

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM N-6

                 REGISTRATION UNDER THE SECURITIES ACT OF 1933
                          POST-EFFECTIVE AMENDMENT NO.
        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                                 AMENDMENT NO.

                            ------------------------

                    COUNTRY INVESTORS VARIABLE LIFE ACCOUNT
                           (Exact Name of Registrant)

                    COUNTRY INVESTORS LIFE ASSURANCE COMPANY
                              (Name of Depositor)

                            ------------------------

                             1701 N. TOWANDA AVENUE
                        BLOOMINGTON, ILLINOIS 61702-2000
                                 1-309-821-3000
          (Address and Telephone Number of Principal Executive Office)

                                 PAUL M. HARMON
                         OFFICE OF THE GENERAL COUNSEL
                             1701 N. TOWANDA AVENUE
                        BLOOMINGTON, ILLINOIS 61702-2000
               (Name and Address of Agent for Service of Process)
                            ------------------------

                                    COPY TO:

                            STEPHEN E. ROTH, ESQUIRE
                        SUTHERLAND ASBILL & BRENNAN LLP
                         1275 PENNSYLVANIA AVENUE, N.W.
                          WASHINGTON, D.C. 20004-2415

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

TITLE OF SECURITIES BEING REGISTERED: FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                    COUNTRY INVESTORS VARIABLE LIFE ACCOUNT

                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
    ------------------------------------------------------------------------

                                   PROSPECTUS

                                           , 2003

COUNTRY Investors Life Assurance Company ("COUNTRY," "we," "us" or "our") is offering a flexible premium variable life insurance policy (the "Policy") described in this Prospectus. COUNTRY designed the Policy: (1) to provide insurance protection; and (2) to permit the purchaser of a Policy ("you" or "your") to vary premium payments and adjust the death proceeds payable under the Policy.

While the Policy is in force, we will pay:

    - death proceeds upon the Insured's death, and

    - a Net Cash Surrender Value or Net Accumulated Value upon complete surrender or partial withdrawal of the Policy.

You may allocate Net Premiums under a Policy to one or more of the Subaccounts of COUNTRY Investors Variable Life Account (the "Variable Account"). Death proceeds may, and Accumulated Value will, vary with the investment performance of the Variable Account. Each Subaccount invests exclusively in shares of the Investment Options listed below. Current prospectuses that describe the investment objectives and risks of each Investment Option must accompany or precede this Prospectus.

American Century-Registered Trademark-
  VP Ultra-Registered Trademark- Fund
COUNTRY Mutual Funds Trust
  COUNTRY VP Balanced Fund
  COUNTRY VP Bond Fund
  COUNTRY VP Growth Fund
  COUNTRY VP Short-Term Bond Fund
Dreyfus Variable Investment Fund
  VIF Appreciation Portfolio
  VIF Developing Leaders Portfolio
  VIF Disciplined Stock Portfolio
  VIF Growth and Income Portfolio
  VIF International Equity Portfolio
EquiTrust Variable Insurance Series Fund
  Blue Chip Portfolio
  High Grade Bond Portfolio
  Managed Portfolio
  Money Market Portfolio
  Strategic Yield Portfolio
Fidelity Variable Insurance Products
 Funds
  VIP Contrafund-Registered Trademark- Portfolio--Initial Class
  VIP Growth Portfolio--Initial Class
  VIP Growth & Income Portfolio--Initial Class
  VIP Index 500 Portfolio--Initial Class
  VIP Mid Cap Portfolio--Service Class 2
  VIP Overseas Portfolio--Initial Class
Franklin Templeton Variable Insurance
 Products Trust
  Franklin Real Estate Fund--Class 2
  Franklin Small Cap Fund--Class 2
  Franklin Small Cap Value Securities
   Fund--Class 2
  Franklin U.S. Government Fund--Class 2
  Mutual Shares Securities Fund--Class 2
  Templeton Growth Securities Fund--Class 2
J.P. Morgan Series Trust II
  JPMorgan Mid Cap Value Portfolio
  JPMorgan Small Company Portfolio
Summit Pinnacle Series
  Russell 2000 Small Cap Index
   Portfolio
  S&P MidCap 400 Index Portfolio
T. Rowe Price Equity Series, Inc.
  Equity Income Portfolio
  Mid-Cap Growth Portfolio
  New America Growth Portfolio
  Personal Strategy Balanced Portfolio
T. Rowe Price International Series, Inc.
  International Stock Portfolio

You may also allocate Net Premiums to the Declared Interest Option, which is supported by our General Account. We credit amounts allocated to the Declared Interest Option with at least a 4% annual interest rate.

Please note that the Policies and Investment Options are not bank deposits, are not federally insured, are not guaranteed to achieve their goals and are subject to risks, including loss of the amount invested. We do not guarantee the amount and/or duration of insurance coverage under the Policy.

This Prospectus provides basic information that you should know before purchasing the Policy. You should consider the Policy in conjunction with other insurance you own. REPLACING YOUR EXISTING LIFE INSURANCE WITH THIS POLICY MAY NOT BE TO YOUR ADVANTAGE. IN ADDITION, IT MAY NOT BE TO YOUR ADVANTAGE TO FINANCE THE PURCHASE OR MAINTENANCE OF THIS POLICY THROUGH A LOAN OR THROUGH WITHDRAWALS FROM ANOTHER POLICY. PLEASE CONSULT YOUR REGISTERED REPRESENTATIVE OR TAX ADVISER.

    THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED THESE SECURITIES
        OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   Please read this Prospectus carefully and retain it for future reference.

                                   Issued By
                    COUNTRY Investors Life Assurance Company

                                  Home Office
                             1701 N. Towanda Avenue
                        Bloomington, Illinois 61702-2000

                        Variable Product Service Center
                                  PO Box 9239
                             Des Moines, Iowa 50306
                                 1-888-349-4658

--------------------------------------------------------------------------------

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                          PAGE
                                                                        --------
POLICY BENEFITS/RISK SUMMARY..........................................         3
      Policy Benefits.................................................         3
      Policy Risks....................................................         4
      Portfolio Risks.................................................         6
      Fee Tables......................................................         7
COUNTRY INVESTORS LIFE ASSURANCE COMPANY AND THE VARIABLE ACCOUNT.....        15
      COUNTRY Investors Life Assurance Company........................        15
      IMSA............................................................        15
      The Variable Account............................................        15
      Investment Options..............................................        15
      Addition, Deletion or Substitution of Investments...............        21
THE POLICY............................................................        22
      Purchasing the Policy...........................................        22
      Premiums........................................................        23
      Examination of Policy (Cancellation Privilege)..................        24
      Policy Lapse and Reinstatement..................................        25
POLICY BENEFITS.......................................................        25
      Accumulated Value Benefits......................................        26
      Transfers.......................................................        28
      Loan Benefits...................................................        29
      Death Proceeds..................................................        31
ADDITIONAL INSURANCE BENEFITS.........................................        33
CHARGES AND DEDUCTIONS................................................        34
      Premium Expense Charge..........................................        34
      Monthly Deduction...............................................        34
      Transfer Charge.................................................        36
      Partial Withdrawal Fee..........................................        36
      Surrender Charge................................................        37
      Variable Account Charges........................................        37
THE DECLARED INTEREST OPTION..........................................        37
      Transfers, Partial Withdrawals, Surrenders and Policy Loans.....        38
GENERAL PROVISIONS....................................................        38
      Change of Provisions............................................        38
      Ownership.......................................................        38
      The Beneficiary.................................................        39
DISTRIBUTION OF THE POLICIES..........................................        39
FEDERAL TAX MATTERS...................................................        39
      Introduction....................................................        39
      Tax Status of the Policy........................................        40
      Tax Treatment of Policy Benefits................................        40
      Possible Tax Law Changes........................................        43
      Taxation of the Company.........................................        43

                                                                          PAGE
                                                                        --------
ADDITIONAL INFORMATION................................................        43
      Voting Rights...................................................        43
      Abusive Trading Practices.......................................        43
      Postponement of Payments........................................        44
      Legal Proceedings...............................................        44
FINANCIAL STATEMENTS..................................................        44
STATEMENT OF ADDITIONAL INFORMATION...................................        45
GLOSSARY..............................................................       G-1
STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS.................   SAI-TOC

                   The Policy is not available in all States.

This Prospectus constitutes an offering only in those jurisdictions where such offering may lawfully be made.

COUNTRY has not authorized any dealer, salesman or other person to give any information or make any representations in connection with this offering other than those contained in this Prospectus. Do not rely on any such other information or representations.

--------------------------------------------------------------------------------

POLICY BENEFITS/RISK SUMMARY
--------------------------------------------------------------------------------

    This summary describes the Policy's important benefits and risks. The sections in the Prospectus following this summary discuss the Policy's benefits and other provisions in more detail. THE GLOSSARY AT THE END OF THE PROSPECTUS DEFINES CERTAIN WORDS AND PHRASES USED IN THIS PROSPECTUS.

                                POLICY BENEFITS

    Your Policy is a flexible premium variable life insurance policy that provides life insurance protection in the event of the death of the Insured. The death benefit proceeds payable to the Beneficiary may, and your Accumulated Value under the Policy will, vary based on the investment performance of the Subaccounts you choose and the amount of interest credited in the Declared Interest Option. You may make withdrawals and loans from your Accumulated Value under the Policy subject to certain conditions described in this Prospectus. You may surrender your Policy at any time.

DEATH BENEFIT

    - DEATH BENEFIT PROCEEDS: We pay the death benefit (less any Policy Debt plus any unearned loan interest and any premiums paid after the date of death) to the Beneficiary when the Insured dies. We will increase the death benefit by the amount of any additional insurance provided by optional benefit rider(s).

    - DEATH BENEFIT OPTIONS: You may choose between two death benefit options under the Policy. You may change the death benefit option at any time while the Policy is in force. You may change the Specified Amount (which is the amount of insurance you select), after the first Policy Year, while the Policy is in force. We calculate the amount available under each death benefit option monthly and as of the Insured's date of death.

         - OPTION A is equal to the greater of: (1) the sum of the Specified Amount and the Accumulated Value; or (2) the Accumulated Value multiplied by the specified amount factor for the Insured's Attained Age, as set forth in the Policy.

         -   OPTION B is equal to the greater of: (1) Specified Amount; or
             (2) the Accumulated Value multiplied by the specified amount factor for the Insured's Attained Age, as set forth in the Policy.

SURRENDERS, PARTIAL WITHDRAWALS, TRANSFERS AND POLICY LOANS

    - SURRENDERS: At any time while your Policy is in force, you may make a written request to us at our Variable Product Service Center to surrender your Policy and receive the Cash Surrender Value less any Policy Debt. The Cash Surrender Value is the Accumulated Value reduced by the Surrender Charge. A SURRENDER MAY HAVE TAX CONSEQUENCES.

    - PARTIAL WITHDRAWALS: After the first Policy Year, while your Policy is in force, you may make a written request to withdraw part of the Cash Surrender Value. PARTIAL WITHDRAWALS MAY HAVE TAX CONSEQUENCES.

    - TRANSFERS: Subject to certain limitations, you may transfer amounts among the Subaccounts an unlimited number of times in a Policy Year. The initial twelve transfers in each Policy Year will be completed without charge. We may assess a $10 charge for each transfer after the twelfth transfer in a Policy Year. You may only make one transfer per Policy Year between the Declared Interest Option and the Variable Account.

    - LOANS: You may take a loan from your Policy at any time. The maximum loan amount you may take is the Cash Surrender Value less any outstanding Policy Debt and less the amount necessary to keep the Policy in force to the third Monthly Deduction Day following the date of the Policy Loan. We charge you a maximum annual interest rate no greater than 7.4% per year in advance on your loan. We may declare a lower rate in our discretion. After the tenth Policy Year, we may, but are not obligated to do so, allow you to take a loan in an amount equal to or less than the gain under the Policy with an effective annual interest rate of 0%. LOANS MAY HAVE TAX CONSEQUENCES.

PREMIUMS

    - FLEXIBILITY OF PREMIUMS: After you pay the initial premium, you may pay subsequent premiums at any time and in any amount (but not less than $50), subject to a certain maximum. You may select a premium payment plan to pay premiums quarterly, semi-annually or annually. You are not required to pay premiums according to the plan.

    - CANCELLATION PRIVILEGE: When you receive your Policy, the free-look period begins. You may return your Policy during this period and receive a refund. We will refund an amount equal to the greater of: (1) the premiums paid; or (2) the sum of the Accumulated Value on the Business Day we receive the Policy at our Variable Product Service Center plus any charges deducted. The free-look period expires at midnight on the 30th day after you receive the Policy. This period will be longer if required by state law.

THE POLICY

    - OWNERSHIP RIGHTS: While the Insured is living, you, as the owner of the Policy, may exercise all of the rights and options described in the Policy. These rights include selecting and changing the Beneficiary, the Policyowner and assigning the Policy. Changing the Policyowner or assigning the Policy may have tax consequences.

    - VARIABLE ACCOUNT: You may direct the money in your Policy to any of the Subaccounts of the Variable Account. Each Subaccount invests exclusively in one of the Investment Options listed on the first page of this Prospectus.

    - DECLARED INTEREST OPTION: You may place money in the Declared Interest Option where it is guaranteed to earn at least 4% annual interest. We may declare higher rates of interest, but are not obligated to do so.

    - ACCUMULATED VALUE: Accumulated Value is the sum of the values of your Policy in the Subaccounts and the Declared Interest Option. Accumulated Value varies from day to day depending on the investment performance of the Subaccounts you choose, interest we credit to the Declared Interest Option, charges we deduct and any other transactions (e.g., transfers, partial withdrawals and loans). WE DO NOT GUARANTEE A MINIMUM ACCUMULATED VALUE.

    - PAYMENT OPTIONS: There are several ways of receiving proceeds under the death benefit, surrender and partial withdrawal provisions of the Policy, other than in a lump sum. None of the available payment options vary with the investment performance of the Variable Account. Other options may be available. More detailed information concerning these payment options is available on request from our Variable Product Service Center.

SUPPLEMENTAL RIDERS AND BENEFITS

    We offer several riders that provide supplemental benefits under the Policy. We generally deduct any monthly charges for these riders from Accumulated Value as part of the monthly deduction. Your registered representative can help you determine whether any of these riders are suitable for you. These riders may not be available in all states. Please contact us for further details.

                                  POLICY RISKS

INVESTMENT RISK

    If you invest your Accumulated Value in one or more Subaccounts, you will be subject to the risk that the investment performance of the Subaccounts will be unfavorable, and that, due both to the unfavorable performance and the resulting higher insurance charges, the Accumulated Value will decrease. You will also be subject to the risk that the investment performance of the Subaccounts you select may be less favorable than that of other Subaccounts. In order to keep the Policy in force, you may be required to pay more premiums than originally planned. You could lose everything you invest.

    If you allocate Net Premiums to the Declared Interest Option, we will credit your Accumulated Value (in the Declared Interest Option) with a declared rate of interest. However, you assume the risk that the rate may decrease, although it will never be lower than the guaranteed rate of 4%.

RISK OF LAPSE

    If your Net Cash Surrender Value is not enough to pay the charges deducted each month, your Policy may enter a 61-day Grace Period. We will notify you that the Policy will lapse (terminate without value) at the end of the Grace Period unless you make a sufficient payment. Your Policy generally will not lapse at the end of a Grace Period if you make a premium payment that, when reduced by the premium expense charge, will be at least equal to three times the monthly charges under the Policy immediately preceding the Grace Period. You may reinstate a lapsed Policy, subject to certain conditions.

TAX RISKS

    In order to qualify as a life insurance contract for federal income tax purposes and receive the tax treatment normally accorded life insurance contracts under federal tax law, a life insurance policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that a Policy issued on the basis of a standard rate class should satisfy the applicable requirements. There is less guidance, however, with respect to a Policy issued on a substandard basis (i.e., an underwriting class involving higher than standard mortality risk.) It is not clear whether such a Policy will, in all cases, satisfy the applicable requirements, particularly if you pay the full amount of premiums permitted under the Policy. Assuming that a Policy qualifies as a life insurance contract for federal income tax purposes, you should not be deemed to be in constructive receipt of Accumulated Value under a Policy until there is a distribution from the Policy. Moreover, death benefits payable under a Policy should be excludable from the gross income of the Beneficiary. As a result, the Beneficiary generally should not be taxed on these proceeds.

    Depending on the total amount of premiums you pay, the Policy may be treated as a modified endowment contract ("MEC") under federal tax laws. If a Policy is treated as a MEC, any surrenders, partial withdrawals and loans under the Policy will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on surrenders, partial withdrawals and loans taken before you reach age 59 1/2. If the Policy is not a MEC, distributions generally will be treated first as a return of basis or investment in the contract and then as taxable income. Moreover, loans will generally not be treated as distributions. However, the tax consequences associated with loans on Policies in force for ten years or more is unclear. Finally, neither distributions nor loans from a Policy that is not a MEC are subject to the 10% penalty tax.

    SEE "FEDERAL TAX MATTERS." YOU SHOULD CONSULT A QUALIFIED TAX ADVISER FOR ASSISTANCE IN ALL POLICY-RELATED TAX MATTERS.

PARTIAL WITHDRAWAL AND SURRENDER RISKS

    The Surrender Charge under the Policy applies for the first ten Policy Years in the event you surrender your Policy and may be considerable. It is possible that you will receive no Net Cash Surrender Value if you surrender your Policy in the first few Policy Years. You should purchase the Policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the Policy if you intend to surrender all or part of the Accumulated Value in the near future. We designed the Policy to meet long-term financial goals. THE POLICY IS NOT SUITABLE AS A SHORT-TERM INVESTMENT.

    Even if you do not ask to surrender your Policy, Surrender Charges may play a role in determining whether your Policy will lapse (terminate without value), because Surrender Charges affect the Net

    Cash Surrender Value which is a measure we use to determine whether your Policy will enter a Grace Period (and possibly lapse). See "Risk of Lapse" above.

    Partial withdrawals may not exceed an amount equal to (a) minus (b) where:

        (a)   is the Cash Surrender Value; and

        (b)   is the sum of:

             (1) an amount sufficient to keep the Policy in force to the third Monthly Deduction Day following the date of the partial withdrawal; plus

             (2)  any Policy Loans; plus

             (3)  the Partial Withdrawal Fee.

    Partial withdrawals are assessed a Partial Withdrawal Fee equal to the lesser of $25 or 2% of the Accumulated Value withdrawn.

    A PARTIAL WITHDRAWAL OR SURRENDER MAY HAVE TAX CONSEQUENCES.

POLICY LOAN RISKS

    A Policy Loan, whether or not repaid, will affect Accumulated Value over time because we subtract the amount of the Policy Loan from the Subaccounts and/or Declared Interest Option as collateral, and this loan collateral does not participate in the investment performance of the Subaccounts or receive any higher interest rate credited to the Declared Interest Option.

    We reduce the amount we pay on the Insured's death by any outstanding Policy Debt. Your Policy may lapse (terminate without value) if Policy Debt plus any unearned loan interest reduces your Net Cash Surrender Value to zero.

    If you surrender the Policy or allow it to lapse while a Policy Loan is outstanding, the amount of the loan, to the extent it has not previously been taxed, will be added to any amount you receive and taxed accordingly.

                                PORTFOLIO RISKS

    A comprehensive discussion of the risks of each Investment Option may be found in the respective Fund's prospectus. Please refer to each Fund's prospectus for more information.

    There is no assurance that any Fund will achieve its stated investment objective.

                                   FEE TABLES

    The following tables describe the fees and expenses that are payable when buying, owning and surrendering the Policy. The first table describes the fees and expenses that are payable at the time you buy the Policy, surrender the Policy or transfer Accumulated Value among the Subaccounts and Declared Interest Option.

                                TRANSACTION FEES

                                                AMOUNT DEDUCTED--
                          WHEN CHARGE IS       MAXIMUM GUARANTEED      AMOUNT DEDUCTED--
CHARGE                       DEDUCTED                CHARGE*            CURRENT CHARGE
------------------------------------------------------------------------------------------
Premium Expense        Upon receipt of each   6% of each premium     6% of each premium
Charge                 premium payment        payment                payment up to the
                                                                     Target Premium(1),
                                                                     and 2% of each
                                                                     premium payment over
                                                                     the Target Premium in
                                                                     the first Policy Year
                                                                     only; 6% of each
                                                                     premium payment in
                                                                     each subsequent
                                                                     Policy Year
------------------------------------------------------------------------------------------
Partial Withdrawal     Upon partial           2% of the Accumulated  2% of the Accumulated
Fee                    withdrawal             Value withdrawn, not   Value withdrawn, not
                                              to exceed $25          to exceed $25
------------------------------------------------------------------------------------------
Surrender Charge(2)    Upon a full surrender
                       of your Policy during
                       the first ten Policy
                       Years
MINIMUM CHARGE(3)                             $1.88 per $1,000 of    $1.88 per $1,000 of
                                              Specified Amount       Specified Amount
MAXIMUM CHARGE(4)                             $50.28 per $1,000 of   $50.28 per $1,000 of
                                              Specified Amount       Specified Amount
CHARGE FOR MALE,                              $6.54 per $1,000 of    $6.54 per $1,000 of
ISSUE AGE 30,                                 Specified Amount       Specified Amount
STANDARD NON-TOBACCO
IN FIRST POLICY YEAR
------------------------------------------------------------------------------------------
Transfer Charge        Upon transfer          First twelve           First twelve
                                              transfers in a Policy  transfers in a Policy
                                              Year are free, $25     Year are free, $10
                                              for each subsequent    for each subsequent
                                              transfer               transfer
------------------------------------------------------------------------------------------
Illustrative Report    Upon request for each  $25 per report         $0 per report
                       additional report
------------------------------------------------------------------------------------------

* We may charge fees and use rates that are lower than the maximum guaranteed charge. Current charges are the fees and rates currently in effect. Any changes in current charges will be prospective and will never exceed the maximum charge.

(1) The Target Premium is a specified annual premium which is based on the age, sex and underwriting class of the Insured, the Specified Amount of the Policy and the types and amounts of any additional benefits included in the Policy. The maximum Target Premium for a Policy, assuming no riders or supplemental benefits, is $99.72 per $1,000. This figure assumes that the Insured has the following characteristics: Male, Issue Age 80, Standard Tobacco. The Target Premium for your Policy is shown on your Policy's data page.

(2) The Surrender Charge equals a charge per $1,000 of Specified Amount, and varies based on the Insured's Issue Age, sex, underwriting class and Policy Year. The Surrender Charge shown in the table may not be representative of the charge you will pay. Your Policy's data page indicates the Surrender Charge applicable to your Policy. More detailed information concerning your Surrender Charge is available upon request at our Variable Product Service Center. This charge is assessed during the first ten Policy Years. The Surrender Charge decreases annually over the Surrender Charge period.

(3) The minimum shown is the first Policy Year Surrender Charge for Insureds with the following characteristics: Female, Issue Age 0.

(4) The maximum shown is the first Policy Year Surrender Charge for Insureds with the following characteristics: Male, Issue Age 63, Standard Tobacco.

   The next tables describe the fees and expenses that you will pay periodically during the time that you own your Policy, not including expenses of each Investment Option.

                                PERIODIC CHARGES
               (OTHER THAN INVESTMENT OPTION OPERATING EXPENSES)

                                                AMOUNT DEDUCTED--
                          WHEN CHARGE IS       MAXIMUM GUARANTEED      AMOUNT DEDUCTED--
CHARGE                       DEDUCTED                CHARGE             CURRENT CHARGE
------------------------------------------------------------------------------------------
Cost of Insurance      Monthly, on the
Charge(5)              Monthly Deduction Day
MINIMUM CHARGE(6)                             $0.05667 per $1,000    $0.01426 per $1,000
                                              net amount at risk     net amount at risk
MAXIMUM CHARGE(7)                             $83.33333 per $1,000   $30.40417 per $1,000
                                              net amount at risk     net amount at risk
CHARGE FOR MALE,                              $0.12085 per $1,000    $0.07035 per $1,000
ATTAINED AGE 30,                              net amount at risk     net amount at risk
STANDARD NON-TOBACCO,
$100,000 SPECIFIED
AMOUNT
------------------------------------------------------------------------------------------
Monthly Expense        Monthly, on the        $10 in the first       $10 in the first
Charge                 Monthly Deduction Day  Policy Year, $6 in     Policy Year, $6 in
                                              each subsequent        each subsequent
                                              Policy Year            Policy Year
------------------------------------------------------------------------------------------
Monthly Unit           Monthly, on the
Charge(8)              Monthly Deduction Day
                       for the first 15
                       Policy Years
MINIMUM CHARGE(9)                             $0.09 per $1,000 of    $0.09 per $1,000 of
                                              Specified Amount       Specified Amount
MAXIMUM CHARGE(10)                            $0.15 per $1,000 of    $0.15 per $1,000 of
                                              Specified Amount       Specified Amount
CHARGE FOR MALE,                              $0.14 per $1,000 of    $0.14 per $1,000 of
ISSUE AGE 30,                                 Specified Amount       Specified Amount
STANDARD NON-TOBACCO
------------------------------------------------------------------------------------------
Policy Loan Interest   On each Policy         3.00% (effective       2.56% (effective
Spread(11)             Anniversary or         annual rate)           annual rate)
                       earlier, as
                       applicable(12)
------------------------------------------------------------------------------------------

                                PERIODIC CHARGES
                         (OPTIONAL BENEFIT RIDERS ONLY)

                                                AMOUNT DEDUCTED--
                          WHEN CHARGE IS       MAXIMUM GUARANTEED      AMOUNT DEDUCTED--
CHARGE(13)                   DEDUCTED                CHARGE             CURRENT CHARGE
------------------------------------------------------------------------------------------
Disability Waiver of   Monthly, on the
Monthly Deduction      Monthly Deduction Day
Rider(14)
MINIMUM CHARGE(15)                            5.50% of cost of       5.50% of cost of
                                              insurance charge       insurance charge
MAXIMUM CHARGE(16)                            19.25% of cost of      19.25% of cost of
                                              insurance charge       insurance charge
CHARGE FOR MALE,                              7.00% of cost of       7.00% of cost of
ATTAINED AGE 30                               insurance charge       insurance charge
------------------------------------------------------------------------------------------
Children's Insurance   Monthly, on the        $0.25 per unit of      $0.25 per unit of
Rider                  Monthly Deduction Day  rider coverage         rider coverage
------------------------------------------------------------------------------------------
Guaranteed Insurance   Monthly, on the
Option Rider           Monthly Deduction Day
MINIMUM CHARGE(17)                            $0.05 per $1,000 of    $0.05 per $1,000 of
                                              rider coverage amount  rider coverage amount
MAXIMUM CHARGE(18)                            $0.20 per $1,000 of    $0.20 per $1,000 of
                                              rider coverage amount  rider coverage amount
CHARGE FOR MALE,                              $0.05 per $1,000 of    $0.05 per $1,000 of
ATTAINED AGE 0                                rider coverage amount  rider coverage amount
------------------------------------------------------------------------------------------
Spouse Insurance       Monthly, on the
Rider                  Monthly Deduction Day
MINIMUM CHARGE(19)                            $0.05667 per $1,000    $0.01426 per $1,000
                                              of rider coverage      of rider coverage
                                              amount                 amount
MAXIMUM CHARGE(20)                            $83.33333 per $1,000   $30.40417 per $1,000
                                              of rider coverage      of rider coverage
                                              amount                 amount
CHARGE FOR FEMALE,                            $0.10417 per $1,000    $0.05173 per $1,000
ATTAINED AGE 30,                              of rider coverage      of rider coverage
STANDARD NON-TOBACCO,                         amount                 amount
$100,000 SPECIFIED
AMOUNT
------------------------------------------------------------------------------------------

(5) The cost of insurance charge will vary based on the Insured's Attained Age, sex, Specified Amount and underwriting class. The cost of insurance charges shown in the table may not be typical of the charges you will pay.

Your Policy's data page indicates the guaranteed cost of insurance charge applicable to your Policy. More detailed information concerning your cost of insurance charge is available on request from our Variable Product Service Center. Also, before you purchase the Policy, we can provide you hypothetical illustrations of Policy values based upon the Insured's age and risk class, the death benefit option, Specified Amount, planned periodic premiums and riders requested. Please consult your registered representative for information about your cost of insurance charge.

(6) The minimum guaranteed cost of insurance charge assumes that the Insured has the following characteristics: Female, Attained Age 10, Non-Tobacco. The minimum current cost of insurance charge assumes that the Insured has the following characteristics: Female, Attained Age 5 or Attained Age 6, $1,000,000 or greater Specified Amount.

(7) The maximum guaranteed cost of insurance charge assumes that the Insured has the following characteristics: Male or Female, Attained Age 99. The maximum current cost of insurance charge assumes the Insured has the following characteristics: Male, Attained Age 99, Standard Tobacco, Specified Amount less than $100,000.

(8) The monthly unit charge will vary based on the Insured's Attained Age, sex and underwriting class. The monthly unit charges shown in the table may not be typical of the charges you will pay. Your Policy's data page indicates the guaranteed monthly unit charge applicable to your Policy. More detailed information concerning your monthly unit charge is available on request from our Variable Product Service Center.

(9) The minimum guaranteed monthly unit charge assumes that the Insured has the following characteristics: Female, Preferred Plus Non-Tobacco. The minimum current monthly unit charge assumes that the Insured has the following characteristics: Female, Preferred Plus Non-Tobacco.

(10) The maximum guaranteed monthly unit charge assumes that the Insured has the following characteristics: Male, Standard Tobacco. The maximum current monthly unit charge assumes that the Insured has the following characteristics: Male, Standard Tobacco.

(11) The Policy Loan Interest Spread is the difference between the amount of interest we charge you for a loan (currently, an effective annual rate of 7.4%, guaranteed not to exceed 7.4%) and the amount of interest we credit to the amounts we hold as security for Policy Debt guaranteed at an effective annual rate equal to the greater of 4% or the current effective loan interest rate minus no more than 3% (currently, an effective annual rate of 4.84%).

The current Policy Loan Interest Spread identified in the above table is the Policy Loan Interest Spread in effect as of the date of this Prospectus. The Company, in its discretion, may vary the Policy Loan Interest Spread from time to time. The current Policy Loan Interest Spread may not be the Policy Loan Interest Spread in effect at the time you request a Policy Loan.

(12) While a Policy Loan is outstanding, loan interest is payable in advance on each Policy Anniversary or, if earlier, on the date of loan repayment, Policy lapse, surrender, termination or the Insured's death. For Policies that have been in force ten years, we may allow a loan spread of 0% on a loan in an amount equal to or less than the gain under the Policy.

(13) Charges for the Disability Waiver of Monthly Deduction Rider and Spouse Insurance Rider vary based on the Insured's Attained Age, sex and underwriting class. The charge for the Guaranteed Insurance Option Rider varies based on the Insured's Attained Age and sex. The charges shown in the table may not be typical of the charges you will pay. More detailed information regarding these rider charges is available upon request from our Variable Product Service Center.

(14) The cost of insurance charge on the Disability Waiver of Monthly Deduction Rider also includes charges for all additional benefit riders attached to the Policy.

(15) The minimum Disability Waiver of Monthly Deduction Rider charge assumes that the Insured has the following characteristics: Attained Ages 0-21.

(16) The maximum Disability Waiver of Monthly Deduction Rider charge assumes that the Insured has the following characteristics: Attained Age 59.

(17) The minimum Guaranteed Insurance Option Rider charge assumes that the Insured has the following characteristics: Attained Ages 0-2.

(18) The maximum Guaranteed Insurance Option Rider charge assumes that the Insured has the following characteristics: Attained Age 42.

(19) The minimum guaranteed Spouse Insurance Rider charge assumes that the Insured has the following characteristics: Female, Attained Age 10. The minimum current Spouse Insurance Rider charge assumes that the Insured has the following characteristics: Female, Attained Age 5 or Attained Age 6, $1,000,000 or greater Specified Amount.

(20) The maximum guaranteed Spouse Insurance Rider charge assumes that the Insured has the following characteristics: Male or Female, Attained Age 99. The maximum current Spouse Insurance Rider assumes that the Insured has the following characteristics: Male, Attained Age 99, Standard Tobacco, Specified Amount less than $100,000.

   The next table shows the minimum and maximum fees and expenses (both before and after contractual fee waivers and expense reimbursements) charged by any of the Investment Options for the fiscal year ended December 31, 2002. More detail concerning each Investment Option's fees and expenses is contained in the prospectus for each Investment Option.

                  ANNUAL INVESTMENT OPTION OPERATING EXPENSES
         (EXPENSES THAT ARE DEDUCTED FROM INVESTMENT OPTION ASSETS)(21)

                                                              MINIMUM    MAXIMUM
---------------------------------------------------------------------------------
Total Annual Investment Option Operating Expenses (expenses
that are deducted from Investment Option assets, including
management fees, distribution and/or service (12b-1) fees
and other expenses)                                                %           %
---------------------------------------------------------------------------------
Total Annual Investment Option Operating Expenses After
Contractual Fee Waiver or Reimbursement(22)                        %           %
---------------------------------------------------------------------------------

(21) For certain Investment Options, certain expenses were reimbursed or fees waived during 2002. It is anticipated that these voluntary expense reimbursement and fee waiver arrangements will continue past the current year, although they may be terminated at any time. After taking into account these arrangements, annual Investment Option operating expenses would have been:

                                                              Minimum    Maximum
---------------------------------------------------------------------------------
Total Annual Investment Option Operating Expenses (expenses
that are deducted from Investment Option assets, including
management fees, distribution and/or service (12b-1) fees
and other expenses)                                                %          %
---------------------------------------------------------------------------------

(22) The "Total Annual Investment Option Operating Expenses After Contractual Fee Waiver or Reimbursement" line in the above table shows the minimum and maximum fees and expenses charged by any of the Investment Options that have contractual fee waiver or reimbursement arrangements in place. Those contractual arrangements are designed to reduce total annual portfolio operating expenses for Policyowners and will extend at least until December 31, 2003. Five Investment Options currently have contractual reimbursement or fee waiver arrangements in place. See the "Annual Investment Option Operating Expenses" table beginning on page 11 for a description of the fees and expenses charged by each of the Investment Options available under the Policy as well as any applicable contractual fee waiver or reimbursement arrangements.

[Updated figures to be filed by amendment.]

    The following table indicates the Investment Options' fees and expenses for the year ended December 31, 2002, both before and after any contractual fee waiver or reimbursement. Current and future expenses may be higher or lower than those shown.

                   ANNUAL INVESTMENT OPTION OPERATING EXPENSES
           (EXPENSES THAT ARE DEDUCTED FROM INVESTMENT OPTION ASSETS)

                                                        TOTAL EXPENSES
                                                            (BEFORE        TOTAL AMOUNT      TOTAL EXPENSES
                                                          CONTRACTUAL     OF CONTRACTUAL   (AFTER CONTRACTUAL
                       ADVISORY    OTHER      12B-1     FEE WAIVERS AND   FEE WAIVER OR     FEE WAIVERS AND
INVESTMENT OPTION        FEE      EXPENSES     FEE      REIMBURSEMENTS)   REIMBURSEMENT     REIMBURSEMENTS)
American Century
  VP
  Ultra-Registered Trademark-
  Fund                  1.00%      0.00%      0.00%          1.00%            0.00%               1.00%(1)(2)
COUNTRY Mutual Funds
Trust
  COUNTRY VP Balanced
  Fund                      %          %          %              %                %                   %
  COUNTRY VP Bond
  Fund                      %          %          %              %                %                   %
  COUNTRY VP Growth
  Fund                      %          %          %              %                %                   %
  COUNTRY VP
  Short-Term Bond
  Fund                      %          %          %              %                %                   %
Dreyfus
  VIF Appreciation
  Portfolio--Initial
  Share Class           0.75%      0.03%      0.00%          0.78%            0.00%               0.78%
  VIF Developing
  Leaders
  Portfolio--Initial
  Share Class           0.75%      0.06%      0.00%          0.81%            0.00%               0.81%
  VIF Disciplined
  Stock
  Portfolio--Initial
  Share Class           0.75%      0.08%      0.00%          0.83%            0.00%               0.83%
  VIF Growth and
  Income
  Portfolio--Initial
  Share Class           0.75%      0.05%      0.00%          0.80%            0.00%               0.80%
  VIF International
  Equity
  Portfolio--Initial
  Share Class           0.75%      0.39%      0.00%          1.14%            0.00%               1.14%

                                                        TOTAL EXPENSES
                                                            (BEFORE        TOTAL AMOUNT      TOTAL EXPENSES
                                                          CONTRACTUAL     OF CONTRACTUAL   (AFTER CONTRACTUAL
                       ADVISORY    OTHER      12B-1     FEE WAIVERS AND   FEE WAIVER OR     FEE WAIVERS AND
INVESTMENT OPTION        FEE      EXPENSES     FEE      REIMBURSEMENTS)   REIMBURSEMENT     REIMBURSEMENTS)
EquiTrust Variable
Insurance Series Fund
  Blue Chip Portfolio   0.20%      0.11%      0.00%          0.31%            0.00%               0.31%
  High Grade Bond
  Portfolio             0.30%      0.16%      0.00%          0.46%            0.00%               0.46%
  Managed Portfolio     0.45%      0.13%      0.00%          0.58%            0.00%               0.58%
  Money Market
  Portfolio             0.25%      0.27%      0.00%          0.52%            0.00%               0.52%
  Strategic Yield
  Portfolio             0.45%      0.16%      0.00%          0.61%            0.00%               0.61%
Fidelity Variable
Insurance Products
Funds
  VIP Contrafund
  Portfolio--Initial
  Class                 0.58%      0.10%      0.00%          0.68%            0.00%               0.68%(3)
  VIP Growth
  Portfolio--Initial
  Class                 0.58%      0.09%      0.00%          0.67%            0.00%               0.67%(3)
  VIP Growth & Income
  Portfolio--Initial
  Class                 0.48%      0.11%      0.00%          0.59%            0.00%               0.59%(3)
  VIP Index 500
  Portfolio--Initial
  Class                 0.24%      0.09%      0.00%          0.33%            0.00%               0.33%(4)
  VIP Mid Cap
  Portfolio--Service
  Class 2               0.58%      0.12%      0.25%          0.95%            0.00%               0.95%
  VIP Overseas
  Portfolio--Initial
  Class                 0.73%      0.17%      0.00%          0.90%            0.00%               0.90%(3)

                                                        TOTAL EXPENSES
                                                            (BEFORE        TOTAL AMOUNT      TOTAL EXPENSES
                                                          CONTRACTUAL     OF CONTRACTUAL   (AFTER CONTRACTUAL
                       ADVISORY    OTHER      12B-1     FEE WAIVERS AND   FEE WAIVER OR     FEE WAIVERS AND
INVESTMENT OPTION        FEE      EXPENSES     FEE      REIMBURSEMENTS)   REIMBURSEMENT     REIMBURSEMENTS)
Franklin Templeton
  Franklin Real
  Estate Fund--Class
  2                     0.53%      0.04%      0.25%          0.82%            0.00%               0.82%(5)(6)
  Franklin Small Cap
  Fund--Class 2         0.53%      0.31%      0.25%          1.09%            0.00%               1.09%(5)(6)(7)
  Franklin Small Cap
  Value Securities
  Fund--Class 2         0.59%      0.20%      0.25%          1.04%            0.00%               1.04%(5)(6)(7)
  Franklin U.S.
  Government
  Fund--Class 2         0.50%      0.04%      0.25%          0.79%            0.00%               0.79%(6)
  Mutual Shares
  Securities
  Fund--Class 2         0.60%      0.21%      0.25%          1.06%            0.00%               1.06%(6)(7)
  Templeton Growth
  Securities
  Fund--Class 2         0.81%      0.06%      0.25%          1.12%            0.00%               1.12%(6)
J.P. Morgan Series
Trust II
  JPMorgan Mid Cap
  Value Portfolio       0.70%      1.99%      0.00%          2.69%            1.44%               1.25%(8)
  JPMorgan Small
  Company Portfolio     0.60%      0.56%      0.00%          1.16%            0.01%               1.15%
Summit Pinnacle
Series
  Russell 2000 Small
  Cap Index Portfolio   0.35%      0.98%      0.00%          1.33%            0.58%               0.75%(9)
  S&P MidCap 400
  Index Portfolio       0.30%      0.51%      0.00%          0.81%            0.21%               0.60%(9)

                                                        TOTAL EXPENSES
                                                            (BEFORE        TOTAL AMOUNT      TOTAL EXPENSES
                                                          CONTRACTUAL     OF CONTRACTUAL   (AFTER CONTRACTUAL
                       ADVISORY    OTHER      12B-1     FEE WAIVERS AND   FEE WAIVER OR     FEE WAIVERS AND
INVESTMENT OPTION        FEE      EXPENSES     FEE      REIMBURSEMENTS)   REIMBURSEMENT     REIMBURSEMENTS)
T. Rowe Price Equity
Series, Inc.
  Equity Income
  Portfolio             0.85%      0.00%      0.00%          0.85%            0.00%               0.85%(10)
  Mid-Cap Growth
  Portfolio             0.85%      0.00%      0.00%          0.85%            0.00%               0.85%(10)
  New America Growth
  Portfolio             0.85%      0.00%      0.00%          0.85%            0.00%               0.85%(10)
  Personal Strategy
  Balanced Portfolio    0.90%      0.00%      0.00%          0.90%            0.00%               0.90%(10)
T. Rowe Price
International Series,
Inc.
  International Stock
  Portfolio             1.05%      0.00%      0.00%          1.05%            0.00%               1.05%(10)

(1) The manager provides the Fund with investment advisory and management services in exchange for a single, unified management fee. The agreement provides that all expenses of the Fund, except broker commissions, taxes, interest, fees and expenses of non-interested directors and extraordinary expenses will be paid by the manager.

(2) The Fund has a "stepped" fee schedule. As a result, the Fund's management fee rate decreases as the Fund's assets increase.

(3) Total expenses were lower because a portion of the brokerage commissions that the Fund paid was used to reduce the Fund's expenses, and/or because through arrangements with the Fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the Fund's custodian expenses. Including these reductions, total expenses would have been: Contrafund Portfolio 0.64%, Growth Portfolio 0.61%, Growth & Income Portfolio 0.58%, Mid Cap Portfolio 0.88% and Overseas Portfolio 0.86%.

(4) The Fund's manager has voluntarily agreed to reimburse the class's expenses if they exceed 0.28%. Including this reimbursement, the management fee, other expenses and total expenses were 0.24%, 0.04 and 0.28%, respectively. This arrangement may be discontinued by the Fund's manager at any time.

(5) The Fund administration fee is paid indirectly through the management fee.

(6) The Fund's Class 2 distribution plan or "rule 12b-1 plan" is described in the Fund's prospectus.

(7) For the Franklin Small Cap Fund, Franklin Small Cap Value Securities Fund and Mutual Shares Securities Fund, the manager had agreed in advance to make estimated reductions of 0.05%, 0.03% and 0.01%, respectively, of their fees to reflect reduced services resulting from the Funds' investment in a Franklin Templeton Money Fund. These reductions are required by the Funds' Board of Trustees and an order of the Securities and Exchange Commission. Including these reductions, total expenses presented in the preceding table would have been 1.04%, 1.01% and 1.05%, respectively.

(8) JPMorgan Chase Bank, an affiliate of J.P. Morgan, has agreed to reimburse certain expenses if they exceed a certain level. In addition, other service providers of the Mid Cap Value Portfolio may voluntarily waive or reimburse certain of their fees, as they may determine, from time to time. Including these reimbursements, total expenses would have been 1.00% for the Mid Cap Value Portfolio.

(9) The Fund's adviser has agreed to pay other expenses to the extent they exceed 0.30% of the MidCap 400 Index Portfolio and 0.40% of the Russell 2000 Small Cap Index Portfolio.

(10) Total Annual Investment Option expenses are an all-inclusive fee and pay for investment management services and ordinary, recurring operating expenses, but does not cover interest, taxes, brokerage, non-recurring and extraordinary items or fees and expenses for the portfolio's independent directors. The fee is based on fund average daily net assets and is calculated and accrued daily.

--------------------------------------------------------------------------------

COUNTRY INVESTORS LIFE ASSURANCE COMPANY AND THE VARIABLE ACCOUNT
--------------------------------------------------------------------------------

COUNTRY INVESTORS LIFE ASSURANCE COMPANY

    The Company was incorporated on October 13, 1981 as a stock life insurance company in the state of Illinois and is principally engaged in the offering of life insurance policies and annuity contracts. We are admitted to do business in 33 states: Alaska, Arizona, Arkansas, Colorado, Delaware, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Maine, Maryland, Massachusetts, Michigan, Minnesota, Missouri, Montana, Nebraska, Nevada, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Dakota, Tennessee, Texas, Washington, West Virginia, Wisconsin and Wyoming.
--------------------------------------------------------------------------------

IMSA

    The Company is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA members subscribe to a set of ethical standards involving the sales and service of individually sold life insurance and annuities. As a member of IMSA, the Company may use the IMSA logo and language in advertisements.
--------------------------------------------------------------------------------

THE VARIABLE ACCOUNT

    We established the Variable Account as a separate account on April 17, 2002. The Variable Account receives and invests the Net Premiums under the Policy, and may receive and invest net premiums for any other variable life insurance policies we issue. Income, gains and losses, whether or not realized, from assets allocated to the Variable Account will be credited to or charged against the Variable Account, without regard to our other income, gains or losses.

    The Variable Account's assets are our property, and they are available to cover our general liabilities only to the extent that the Variable Account's assets exceed its liabilities arising under the Policies and any other policies it supports. The portion of the Variable Account's assets attributable to the Policies generally are not chargeable with liabilities arising out of any other business that we may conduct. We may transfer to the General Account any Variable Account assets which are in excess of such reserves and other Policy liabilities. We are obligated to pay any amounts due under the Policy.

    The Variable Account currently has 36 Subaccounts but may, in the future, include additional subaccounts. Each Subaccount invests exclusively in shares of a single corresponding Investment Option. Income and realized and unrealized gains or losses from the assets of each Subaccount are credited to or charged against, that Subaccount without regard to income, gains or losses from any other Subaccount.

    We registered the Variable Account as a unit investment trust under the Investment Company Act of 1940. The Variable Account meets the definition of a separate account under the federal securities laws. Registration with the Securities and Exchange Commission (the "SEC") does not mean that the Commission supervises the management or investment practices or policies of the Variable Account or the Company. The Variable Account is also subject to the laws of the State of Illinois which regulate the operations of insurance companies domiciled in Illinois.
--------------------------------------------------------------------------------

INVESTMENT OPTIONS

    The Variable Account invests in shares of the Investment Options described below. Each of these Investment Options was formed as an investment vehicle for insurance company separate accounts. Each Investment Option is part of a mutual fund that is registered with the SEC as an open-end management investment company. This registration does not involve supervision of the management or investment practices or policies of the portfolios or mutual funds by the SEC. Each Investment Option has its own investment objectives and separately determines the income and losses for that Investment Option. While you may be invested in up to sixteen Investment Options at any one time, including the Declared Interest Option, each premium payment you submit may be directed to a maximum of 10 Investment Options, including the Declared Interest Option.

    The investment objectives and policies of certain Investment Options are similar to the investment objectives and policies of other portfolios that the same investment adviser, investment sub-adviser or manager may manage. The investment results of the Investment Options, however, may be higher or lower than the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the Investment Options will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser, investment sub-adviser or manager.

    The paragraphs below summarize each Investment Option's investment objectives and policies. There is no assurance that any Investment Option will achieve its stated objectives. In addition, no single Investment Option, by itself, constitutes a balanced investment plan. Please refer to the prospectus for each Investment Option for more detailed information, including a description of risks, for each Investment Option. THE INVESTMENT OPTION PROSPECTUSES ACCOMPANY THIS PROSPECTUS. YOU SHOULD READ THEM CAREFULLY AND RETAIN THEM FOR FUTURE REFERENCE.

AMERICAN CENTURY. American Century Investment Management, Inc. is the investment adviser to the Funds.

PORTFOLIO                              INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENTS
VP Ultra-Registered Trademark- Fund    -  This Fund seeks long-term capital growth. The Fund
                                          pursues this objective by investing in common stocks of
                                          large companies with earnings and revenue that are not
                                          only growing, but growing at a successively faster, or
                                          accelerating pace.

COUNTRY MUTUAL FUNDS TRUST. COUNTRY Trust Bank is the investment adviser to the Funds.

PORTFOLIO                              INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENTS
COUNTRY VP Balanced Fund               -  This Portfolio seeks growth of capital and current income by investing in a mix of stocks and bonds. Stocks include
                                          common, preferred and convertible preferred. Bonds
                                          include convertibles, short-term interest-bearing
                                          obligations, U.S. Government securities, corporate,
                                          mortgage-backed and asset-backed securities. The mix of
                                          stocks and bonds varies in response to market conditions.
                                          The Fund ordinarily limits its common stock investments
                                          to no more than 75 percent of total assets. The Fund
                                          ordinarily invests at least 25 percent of its assets in
                                          fixed income securities.
COUNTRY VP Bond Fund                   -  This Portfolio seeks maximum total return consistent with preservation of capital. To pursue its goal, the Fund
                                          invests in a portfolio of bonds and other debt
                                          obligations and maintains a dollar-weighted average
                                          maturity of more than five years.
COUNTRY VP Growth Fund                 -  This Portfolio seeks growth of capital. Dividend income, if any, will be incidental to this goal. The Fund invests
                                          primarily in common stocks and other equity securities of
                                          well-established, large-capitalization companies,
                                          domestic and foreign (which generally have $5 billion of
                                          market value or more), that are determined to have
                                          above-average long-term growth potential.
COUNTRY VP Short-Term Bond Fund        -  This Portfolio seeks a high level of current income
                                          consistent with preservation of capital and maintenance
                                          of liquidity. The Fund invests mainly in a portfolio of
                                          bonds and other debt obligations and expects to maintain
                                          a duration of less than three years.

DREYFUS. The Dreyfus Corporation serves as the investment adviser to the Dreyfus Variable Investment Fund. Fayez Sarofim and Co. serves as the investment sub-adviser to the Dreyfus Variable Investment Fund: Appreciation Portfolio and Newton Capital Management Limited serves as the investment sub-adviser to the Dreyfus Variable Investment Fund: International Equity Portfolio.

PORTFOLIO                              INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENTS
Dreyfus Variable Investment Fund:      -  This Portfolio primarily seeks long-term capital growth,
Appreciation Portfolio--Initial Share     consistent with the preservation of capital; current
Class                                     income is a secondary investment objective. The Portfolio
                                          invests in common stocks focusing on blue chip companies
                                          with total market values of more than $5 billion at the
                                          time of purchase, including multi-national companies.
Dreyfus Variable Investment Fund:      -  This Portfolio seeks to maximize capital appreciation. To
Developing Leaders Portfolio--Initial     pursue this goal, under normal circumstances, the
Share Class                               Portfolio invests primarily in small cap companies. Small
                                          cap companies are defined as those with total market
                                          values of less than $2 billion at the time of purchase.
                                          The Portfolio seeks companies characterized by new or
                                          innovative products, services or processes having the
                                          potential to enhance earnings or revenue growth.
Dreyfus Variable Investment Fund:      -  This Portfolio seeks to provide investment returns
Disciplined Stock Portfolio--Initial      (consists of capital appreciation and income) that are
Share Class                               greater than the total return of stocks, as represented
                                          by the Standard & Poor's 500 Composite Stock Price Index.
                                          The Portfolio normally invests at least 80% of its assets
                                          in stocks chosen through a disciplined investment process
                                          to create a blended portfolio of growth and value stocks.
Dreyfus Variable Investment Fund:      -  This Portfolio seeks to provide long-term capital growth,
Growth and Income Portfolio--Initial      current income and growth of income, consistent with
Share Class                               reasonable investment risk. To pursue this goal, the
                                          Portfolio invests primarily in stocks, bonds and money
                                          market instruments of domestic and foreign issuers.
Dreyfus Variable Investment Fund:      -  This Portfolio seeks capital growth. To pursue this goal,
International Equity                      the Portfolio invests in growth stocks of foreign
Portfolio--Initial Share Class            companies. Normally, the Portfolio invests at least 80%
                                          of its assets in stocks, including common stocks and
                                          convertible securities, including those issued in initial
                                          public offerings.

EQUITRUST VARIABLE INSURANCE SERIES FUND. EquiTrust Investment Management Services, Inc. is the investment adviser to the Portfolios.

PORTFOLIO                              INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENTS
Blue Chip Portfolio                    -  This Portfolio seeks growth of capital and income. The
                                          Portfolio pursues this objective by investing at least
                                          80% of its net assets in equity securities of
                                          well-capitalized, established companies.
High Grade Bond Portfolio              -  This Portfolio seeks as high a level of current income as is consistent with an investment in a diversified
                                          portfolio of high grade income-bearing debt securities.
                                          The Portfolio will pursue this objective by investing at
                                          least 80% of its net assets in debt securities rated AAA,
                                          AA or A by Standard & Poor's or Aaa, Aa or A by Moody's
                                          Investors Service, Inc. and in securities issued or
                                          guaranteed by the United States government or its
                                          agencies or instrumentalities.

PORTFOLIO                              INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENTS
Managed Portfolio                      -  This Portfolio seeks the highest level of total return
                                          through income and capital appreciation. The Portfolio
                                          pursues this objective through a fully managed investment
                                          policy consisting of investment in the following three
                                          market sectors: (i) common stocks and other equity
                                          securities; (ii) high grade debt securities and preferred
                                          stocks of the type in which the High Grade Bond Portfolio
                                          may invest; and (iii) money market instruments of the
                                          type in which the Money Market Portfolio may invest.
Money Market Portfolio                 -  This Portfolio seeks maximum current income consistent
                                          with liquidity and stability of principal. The Portfolio
                                          will pursue this objective by investing in high quality
                                          short-term money market instruments. AN INVESTMENT IN THE
                                          MONEY MARKET PORTFOLIO IS NEITHER INSURED NOR GUARANTEED
                                          BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY
                                          GOVERNMENT AGENCY. THERE CAN BE NO ASSURANCE THAT THE
                                          PORTFOLIO WILL BE ABLE TO MAINTAIN A STABLE NET ASSET
                                          VALUE OF $1.00 PER SHARE. DURING EXTENDED PERIODS OF LOW
                                          INTEREST RATES, THE YIELD OF A MONEY MARKET SUBACCOUNT
                                          MAY ALSO BECOME EXTREMELY LOW AND POSSIBLY NEGATIVE.
Strategic Yield Portfolio              -  This Portfolio seeks as a primary objective, as high a
                                          level of current income as is consistent with investment
                                          in a diversified portfolio of lower-rated,
                                          higher-yielding income-bearing securities. As a secondary
                                          objective, the Portfolio seeks capital appreciation when
                                          consistent with its primary objective. The Portfolio
                                          pursues these objectives by investing primarily in debt
                                          and income-bearing securities rated Baa or lower by
                                          Moody's Investors Service, Inc. and/or BBB or lower by
                                          Standard & Poor's, or in unrated securities of comparable
                                          quality (i.e., junk bonds). AN INVESTMENT IN THIS
                                          PORTFOLIO MAY ENTAIL GREATER THAN ORDINARY FINANCIAL
                                          RISK. (See the Fund prospectus "HIGHER RISK SECURITIES
                                          AND INVESTMENT STRATEGIES--Lower-Rated Debt Securities.")

FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS. Fidelity Management & Research Company serves as the investment adviser to these Portfolios.

PORTFOLIO                              INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENTS
Fidelity VIP Contrafund Portfolio      -  This Portfolio seeks long-term capital appreciation. The
                                          Portfolio normally invests primarily in common stocks and
                                          securities convertible into common stock, but it has the
                                          flexibility to invest in other types of securities. The
                                          Portfolio invests in securities of companies whose value
                                          the adviser believes is not fully recognized by the
                                          public.
Fidelity VIP Growth Portfolio          -  This Portfolio seeks capital appreciation. The Portfolio invests primarily in common stocks, however, it is not
                                          restricted to any one type of security and may pursue
                                          capital appreciation through the purchase of bonds and
                                          preferred stocks. The Portfolio does not place any
                                          emphasis on dividend income from its investments, except
                                          when the adviser believes this income will have a
                                          favorable influence on the market value of the security.
                                          Growth may be measured by factors such as earnings or
                                          gross sales.

PORTFOLIO                              INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENTS
Fidelity VIP Growth & Income           -  This Portfolio seeks high total return through a
Portfolio                                 combination of current income and capital appreciation.
                                          The Portfolio expects to invest the majority of its
                                          assets in domestic and foreign equity securities, with a
                                          focus on those that pay current dividends and show
                                          potential earnings growth. However, the Portfolio may buy
                                          debt securities as well as equity securities that are not
                                          currently paying dividends, but offer prospects for
                                          capital appreciation or future income.
Fidelity VIP Index 500 Portfolio       -  This Portfolio seeks to provide investment results that correspond to the total return of a broad range of common
                                          stocks publicly traded in the United States. To achieve
                                          this objective, the Portfolio attempts to duplicate the
                                          composition and total return of the S&P 500.
Fidelity VIP Mid Cap Portfolio         -  This Portfolio seeks long-term growth of capital. The
                                          Portfolio normally invests at least 80% of its total
                                          assets in securities of companies with medium market
                                          capitalizations. The investment adviser invests primarily
                                          in common stocks.
Fidelity VIP Overseas Portfolio        -  This Portfolio seeks long-term growth of capital.
                                          Normally, at least 80% of the Portfolio's total assets
                                          will be invested in foreign securities investing
                                          primarily in foreign securities. The Portfolio defines
                                          foreign securities as securities of issuers whose
                                          principal activities are located outside the United
                                          States. The Portfolio may also invest in U.S. issuers.

FRANKLIN TEMPLETON. Franklin Advisers, Inc. serves as the investment adviser to the Franklin Real Estate, Small Cap and U.S. Government Funds; Franklin Advisory Services, LLC serves as the investment adviser to the Franklin Small Cap Value Securities Fund; Franklin Mutual Advisers, LLC serves as the investment adviser to the Mutual Shares Securities Fund; and Templeton Global Advisors Limited serves as the investment adviser to the Templeton Growth Securities Fund.

PORTFOLIO                              INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENTS
Franklin Real Estate Fund              -  This Fund seeks capital appreciation with current income as a secondary goal. The Fund normally invests at least
                                          80% of its net assets in investments of companies
                                          operating in the real estate sector. The Fund invests
                                          primarily in equity real estate investment trusts
                                          (REITs).
Franklin Small Cap Fund                -  This Fund seeks long-term capital growth. The Fund
                                          normally invests at least 80% of its net assets in
                                          investments of small capitalization companies. For this
                                          Fund, small cap companies are those with market
                                          capitalization values not exceeding: (i) $1.5 billion; or
                                          (ii) the highest market capitalization value in the
                                          Russell 2000-Registered Trademark- Index; whichever is
                                          greater at the time of purchase.
Franklin Small Cap Value Securities    -  This Fund seeks long-term total return. The Fund normally
Fund                                      invests at least 80% of its net assets in investments of
                                          small capitalization companies. For this Fund, small cap
                                          companies are those with market cap values not exceeding
                                          $2.5 billion at the time of purchase. The Fund's manager
                                          invests in small companies that it believes are
                                          undervalued.

PORTFOLIO                              INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENTS
Franklin U.S. Government Fund          -  This Fund seeks income. The Fund normally invests at
                                          least 80% of its net assets in U.S. government
                                          securities, primarily in fixed and variable rate
                                          mortgage-backed securities, a substantial portion of
                                          which is in Ginnie Maes.
Mutual Shares Securities Fund          -  This Fund seeks capital appreciation with income as a
                                          secondary objective. The fund normally invests mainly in
                                          U.S. equity securities that the Fund's manager believes
                                          are available at market prices less than their intrinsic
                                          value on certain recognized or objective criteria,
                                          including undervalued stocks, restructuring companies and
                                          distressed companies.
Templeton Growth Securities Fund       -  This Fund seeks long-term capital growth. The Fund
                                          normally invests mainly in equity securities of companies
                                          located anywhere in the world, including those in the
                                          U.S. and in emerging markets.

J.P. MORGAN SERIES TRUST II. J.P. Morgan Investment Management Inc. serves as the investment adviser to the Portfolios.

PORTFOLIO                              INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENTS
JPMorgan Mid Cap Value Portfolio       -  This Portfolio seeks growth from capital appreciation by investing at least 80% of the values of its assets in a
                                          broad portfolio of common stocks of companies with market
                                          capitalizations of $1 billion to $20 billion at the time
                                          of purchase.
JPMorgan Small Company Portfolio       -  This Portfolio seeks to provide high total return by
                                          investing at least 80% of the value of its assets in
                                          small U.S. companies whose market capitalizations are
                                          equal to those within the universe of the S&P SmallCap
                                          600 Index stocks.

SUMMIT PINNACLE SERIES OF SUMMIT MUTUAL FUNDS, INC. Summit Investment Partners, Inc. serves as the investment adviser to the Portfolios.

PORTFOLIO                              INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENTS
Russell 2000 Small Cap Index           -  This Portfolio seeks investment results that correspond
Portfolio                                 to the investment performance of U.S. common stocks, as
                                          represented by the Russell 2000 Index. The Portfolio will
                                          attempt to achieve, in both rising and falling markets, a
                                          correlation of at least 95% between the total return of
                                          its net assets before expenses and the total return of
                                          the Russell 2000-Registered Trademark- Index.
S&P MidCap 400 Index Portfolio         -  This Portfolio seeks investment results that correspond to the total return performance of U.S. common stocks, as
                                          represented by the S&P MidCap 400 Index. The Portfolio
                                          will attempt to achieve, in both rising and falling
                                          markets, a correlation of at least 95% between the total
                                          return of its net assets before expenses and the total
                                          return of the S&P MidCap 400 Index.

T. ROWE PRICE EQUITY SERIES, INC. T. Rowe Price Associates, Inc. is the investment adviser to the Portfolios.

PORTFOLIO                              INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENTS
Equity Income Portfolio                -  This Portfolio seeks to provide substantial dividend
                                          income and long-term capital appreciation by investing
                                          primarily in dividend-paying common stocks of established
                                          companies considered by the adviser to have favorable
                                          prospects for both increasing dividends and capital
                                          appreciation.
Mid Cap Growth Portfolio               -  This Portfolio seeks to provide long-term capital
                                          appreciation by investing primarily in mid-cap stocks
                                          with the potential for above-average earnings growth. The
                                          investment adviser defines mid-cap companies as those
                                          whose market capitalization falls within the range of
                                          companies in either the Standard & Poor's Mid-Cap
                                          400 Index or the Russell Mid Cap Growth Index.
New America Growth Portfolio           -  This Portfolio seeks to provide long-term growth of
                                          capital by investing primarily in the common stocks of
                                          companies operating in sectors the investment adviser
                                          believes will be the fastest growing in the U.S.
                                          Fast-growing companies can be found across an array of
                                          industries in today's "new America".
Personal Strategy Balanced Portfolio   -  This Portfolio seeks the highest total return over time consistent with an emphasis on both capital appreciation
                                          and income. The Portfolio pursues its objective by
                                          investing in a diversified portfolio typically consisting
                                          of approximately 60% stocks, 30% bonds and 10% money
                                          market securities.

T. ROWE PRICE INTERNATIONAL SERIES, INC. T. Rowe Price International, Inc. is the investment adviser to the Portfolio.

PORTFOLIO                              INVESTMENT OBJECTIVE
International Stock Portfolio          -  This Portfolio seeks to provide capital appreciation
                                          through investments primarily in established companies
                                          based outside the United States.

    We may receive different amounts of compensation from an investment adviser, distributor and/or affiliate(s) of one or more of the Funds based upon an annual percentage of the average assets we hold in the Investment Options. These amounts, which may vary by adviser, distributor and/or Fund affiliate(s), are intended to compensate us for administrative and other services we provide to the Funds and/or affiliate(s) and may be significant. In addition, COUNTRY Capital Management Company, the principal underwriter of the Policies, may receive 12b-1 fees deducted from certain portfolio assets attributable to the Policy for providing distribution and shareholder support services to some Investment Options.
--------------------------------------------------------------------------------

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

    We reserve the right, subject to compliance with applicable law, to make additions to, deletions from or substitutions for the shares of the Investment Options that the Variable Account holds or that the Variable Account may purchase. If the shares of an Investment Option are no longer available for investment or if, in our judgment, further investment in any Investment Option should become inappropriate in view of the purposes of the Variable Account, we reserve the right to dispose of the shares of any Investment Option and to substitute shares of another Investment Option. We may substitute shares of funds with fees and expenses that are different from the Funds. We will not substitute any shares attributable to a Policyowner's Accumulated Value in the Variable Account without notice to and prior approval of the Securities and Exchange Commission, to the extent required by the Investment Company Act of 1940 or other applicable law. In the event of any such substitution or change, we may, by appropriate endorsement, make such changes in these and other policies as may be necessary or appropriate to reflect such substitution or change. Nothing contained in this Prospectus shall prevent the Variable Account from purchasing other securities for other series or classes of policies, or from permitting a conversion between series or classes of policies on the basis of requests made by Policyowners.

    We also reserve the right to establish additional subaccounts of the Variable Account, each of which would invest in shares of a new Investment Option, with a specified investment objective. We may limit the availability of any new Investment Option to certain classes of purchasers. We may establish new subaccounts when, in our sole discretion, marketing, tax or investment conditions warrant, and we may make any new subaccounts available to existing Policyowners on a basis we determine. Subject to obtaining any approvals or consents required by applicable law, we may transfer the assets of one or more Subaccounts to any other Subaccount(s), or one or more Subaccounts may be eliminated or combined with any other Subaccount(s) if, in our sole discretion, marketing, tax or investment conditions warrant.

    If we deem it to be in the best interests of persons having voting rights under the Policies, we may

         - operate the Variable Account as a management company under the Investment Company Act of 1940,

         - deregister the Variable Account under that Act in the event such registration is no longer required, or,

         - subject to obtaining any approvals or consents required by applicable law, combine the Variable Account with other Company separate accounts.

    To the extent permitted by applicable law, we may also transfer the Variable Account's assets associated with the Policies to another separate account. In addition, we may, when permitted by law, restrict or eliminate any voting rights of Policyowners or other persons who have voting rights as to the Variable Account. (See "ADDITIONAL INFORMATION--Voting Rights.")

--------------------------------------------------------------------------------

THE POLICY
--------------------------------------------------------------------------------

PURCHASING THE POLICY

    In order to issue a Policy, we must receive a completed application, including payment of the initial premium, at our Variable Product Service Center. We ordinarily will issue a Policy only for Insureds who are 0 to 80 years of age at their last birthday and who supply satisfactory evidence of insurability to the Company. Acceptance is subject to our underwriting rules and we may, in our sole discretion, reject any application or premium for any lawful reason. The minimum Specified Amount for which we will issue a Policy is normally $50,000, although we may, in our discretion, issue Policies with Specified Amounts of less than $50,000.

    The effective date of insurance coverage under the Policy will be the latest of:

        -   the Policy Date,

        - the date the Insured signs the last of any amendments to the initial application required by our underwriting rules, or

        - the date when we receive the full initial premium at our Variable Product Service Center.

    The Policy Date will be the later of:

       (1) the date of the initial application, or

       (2) the date we receive any additional information at our Variable Product Service Center if our underwriting rules require additional medical or other information.

    The Policy Date may also be any other date mutually agreed to by you and the Company. If the later of (1) or (2) above is the 29th, 30th or 31st of any month, the Policy Date will be the 28th of such month. We use the Policy Date to determine Policy Years, Policy Months and Policy Anniversaries. The Policy Date may, but will not always, coincide with the effective date of insurance coverage under the Policy.

    Although we do not anticipate delays in our receipt and processing of applications, premium payments or transaction requests, we may experience such delays to the extent registered representatives fail to forward applications, premium payments and transaction requests to our Variable Product Service Center on a timely basis.
--------------------------------------------------------------------------------

PREMIUMS

    Subject to certain limitations, you have flexibility in determining the frequency and amount of premiums.

    PREMIUM FLEXIBILITY. We do not require you to pay premiums in accordance with a rigid and inflexible premium schedule. We may require you to pay an initial premium that, when reduced by the premium expense charge, will be sufficient to pay the monthly deduction for the first Policy Month. Thereafter, subject to the minimum and maximum premium limitations described below, you may also make unscheduled premium payments at any time. You should forward all premium payments to our Variable Product Service Center.

    If mandated under applicable law, the Company may be required to reject a premium payment. We may also be required to provide additional information about you and your account to government regulators.

    PLANNED PERIODIC PREMIUMS. You determine a planned periodic premium schedule that provides for the payment of a level premium over a specified period of time on a quarterly, semi-annual or annual basis. We may, at our discretion, permit you to make planned periodic premium payments on a monthly basis. We ordinarily will send you periodic reminder notices for each planned periodic premium. Depending on the duration of the planned periodic premium schedule, the timing of planned payments could affect the tax status of your Policy. (See "FEDERAL TAX MATTERS.")

    You are not required to pay premiums in accordance with the planned periodic premium schedule. Furthermore, you have considerable flexibility to alter the amount, frequency and the time period over which you pay planned periodic premiums; however, we must consent to any planned periodic payment less than $50. Changes in the planned premium schedule may have federal income tax consequences. (See "FEDERAL TAX MATTERS.")

    Paying a planned periodic premium will not guarantee that your Policy remains in force. Thus, even if you do pay planned periodic premiums, the Policy will nevertheless lapse if Net Cash Surrender Value is insufficient on a Monthly Deduction Day to cover the monthly deduction (see "CHARGES AND DEDUCTIONS--Monthly Deduction") and a Grace Period expires without a sufficient payment (see "THE POLICY--Policy Lapse and Reinstatement--LAPSE").

    UNSCHEDULED PREMIUMS. Each unscheduled premium payment must be at least $50; however, we may, in our discretion, waive this minimum requirement. We reserve the right to limit the number and amount of unscheduled premium payments. An unscheduled premium payment may have federal income tax consequences. (See "FEDERAL TAX MATTERS.")

    PREMIUM LIMITATIONS. In no event may the total of all premiums paid, both planned periodic and unscheduled, exceed the applicable maximum premium limitation imposed by federal tax laws.

    Because the maximum premium limitation is in part dependent upon the Specified Amount for each Policy, changes in the Specified Amount may affect this limitation. If at any time you pay a premium that would result in total premiums exceeding the applicable maximum premium limitation, we will accept only that portion of the premium which will make total premiums equal the maximum. We will return any part of the premium in excess of that amount and we will not accept further premiums until allowed by the applicable maximum premium limitation.

    PAYMENT OF PREMIUMS. We will treat any payments you make first as payment of any outstanding Policy Debt unless you indicate that the payment should be treated otherwise. Where you make no indication, we will treat any portion of a payment that exceeds the amount of any outstanding Policy Debt as a premium payment.

    NET PREMIUMS. The Net Premium is the amount available for investment. The Net Premium equals the premium paid less the premium expense charge. (See "CHARGES AND DEDUCTIONS--Premium Expense Charge.")

    ALLOCATING NET PREMIUMS. In your application for a Policy, you can allocate Net Premiums or portions thereof to the Subaccounts, to the Declared Interest Option, or both. We will allocate Net Premiums to the Declared Interest Option if we receive them either:

             (1) before the date we obtain a signed notice, at our Variable Product Service Center, from you that you have received the Policy, or

             (2)  before the end of 25 days after the Delivery Date.

    Upon the earlier of (1) or (2) above, we will automatically allocate the Accumulated Value in the Declared Interest Option, without charge, among the Subaccounts and Declared Interest Option in accordance with your allocation instructions.

    We allocate Net Premiums received on or after (1) or (2) above in accordance with your instructions, to the Variable Account, the Declared Interest Option, or both. You do not waive your cancellation privilege by sending us the signed notice of receipt of the Policy (see "THE POLICY--Examination of Policy (Cancellation Privilege)").

    The following additional rules apply to Net Premium allocations:

        - You must allocate at least 10% of each premium to any Subaccount of the Variable Account or to the Declared Interest Option.

        - Your allocation percentages must be in whole numbers (we do not permit fractional percentages) and total 100%.

        - You may change the allocation percentages for future Net Premiums without charge, at any time while the Policy is in force, by providing us with a Written Notice signed by you on a form we accept. The change will take effect on the date we receive the Written Notice at the Variable Product Service Center and will have no effect on prior Accumulated Values.
--------------------------------------------------------------------------------

EXAMINATION OF POLICY (CANCELLATION PRIVILEGE)

    You may cancel the Policy by delivering or mailing Written Notice or sending a facsimile to us at the Variable Product Service Center, and returning the Policy to us at the Variable Product Service Center or your registered representative before midnight of the 30th day you receive the Policy. Notice given by mail and return of the Policy by mail are effective on being postmarked, properly addressed and postage prepaid.

    We will refund, within seven days after receipt of satisfactory notice of cancellation and the returned Policy at our Variable Product Service Center, an amount equal to the greater of premiums paid, or the sum of:

        - the Accumulated Value on the Business Day on or next following the date we receive the Policy at our Variable Product Service Center, plus

        -   any premium expense charges we deducted, plus

        - monthly deductions made on the Policy Date and any Monthly Deduction Day, plus

        -   amounts approximating the daily charges against the Variable
            Account.
--------------------------------------------------------------------------------

POLICY LAPSE AND REINSTATEMENT

    LAPSE. Your Policy may lapse (terminate without value) if Net Cash Surrender Value is insufficient on a Monthly Deduction Day to cover the monthly deduction (see "CHARGES AND DEDUCTIONS--Monthly Deduction") AND a Grace Period expires without a sufficient payment. Insurance coverage will continue during the Grace Period, but we will deem the Policy to have no Accumulated Value for purposes of Policy Loans, partial withdrawals and surrenders during such Grace Period. The death proceeds payable during the Grace Period will equal the amount of the death proceeds payable immediately prior to the commencement of the Grace Period, reduced by any due and unpaid monthly deductions.

    A Grace Period of 61 days will commence on the date we send you a notice of any insufficiency, at which time the Accumulated Value in each Subaccount will be automatically transferred without charge to the Declared Interest Option.

    To avoid lapse and termination of the Policy without value, we must receive from you during the Grace Period a premium payment that, when reduced by the premium expense charge (see "CHARGES AND DEDUCTIONS--Premium Expense Charge"), will be at least equal to three times the monthly deduction due on the Monthly Deduction Day immediately preceding the Grace Period (see "CHARGES AND DEDUCTIONS--Monthly Deduction"). If your Policy enters a Grace Period, the amount transferred to the Declared Interest Option will remain there unless and until you provide us with allocation instructions.

    REINSTATEMENT. You may reinstate a lapsed Policy at any time within five years of the date on which the Policy terminated if the Attained Age of the Insured is 100 or less at the time of reinstatement. You must submit the following items to us at our Variable Product Service Center:

        - A written application for reinstatement signed by the Policyowner and the Insured;

        -   Evidence of insurability we deem satisfactory; and

        - A premium that, after the deduction of the premium expense charge, is at least sufficient to keep the Policy in force for three months.

    State law may limit the premium to be paid on reinstatement to an amount less than that described. We will not reinstate a Policy surrendered for its Net Cash Surrender Value. The lapse of a Policy with loans outstanding may have adverse tax consequences (see "FEDERAL TAX MATTERS.")

    The effective date of the reinstated Policy will be the Monthly Deduction Day coinciding with or next following the date we approve the application for reinstatement. Upon reinstatement of your Policy, the amount transferred to the Declared Interest Option during the Grace Period will remain there unless and until you provide us with allocation instructions.

--------------------------------------------------------------------------------

POLICY BENEFITS
--------------------------------------------------------------------------------

    While a Policy is in force, it provides for certain benefits. Subject to certain limitations, you may at any time obtain all or a portion of the Cash Surrender Value by surrendering or taking a partial withdrawal from the Policy. (See "POLICY BENEFITS--Accumulated Value Benefits--SURRENDER AND WITHDRAWAL PRIVILEGES.") In addition, you have certain policy loan privileges under the Policies. (See "POLICY BENEFITS--Loan Benefits--POLICY LOANS.") The Policy also provides for the payment of death proceeds upon the death of the Insured under one of two death benefit options selected by you (see "POLICY BENEFITS--Death Proceeds--DEATH BENEFIT OPTIONS").

--------------------------------------------------------------------------------

ACCUMULATED VALUE BENEFITS

    SURRENDER AND WITHDRAWAL PRIVILEGES. At any time while the Policy is in force, you may surrender the Policy or make a partial withdrawal by sending a Written Notice to the Company at our Variable Product Service Center. A Surrender Charge will apply to any surrender during the first ten Policy Years. A Partial Withdrawal Fee equal to the lesser of $25 or 2% of the Accumulated Value withdrawn will be payable upon each partial withdrawal. (See "CHARGES AND DEDUCTIONS--Surrender Charge, and --Partial Withdrawal Fee"). We ordinarily mail surrender and withdrawal proceeds to the Policyowner within seven days after we receive a signed request at our Variable Product Service Center, although we may postpone payments under certain circumstances. (See "ADDITIONAL INFORMATION--Postponement of Payments.")

    FACSIMILE REQUESTS. You may request a partial withdrawal from or surrender of your Policy via facsimile.

        - Facsimile requests must be directed to 1-515-226-6870 at our Variable Product Service Center. We are not liable for the timely processing of any misrouted facsimile request.

        - A request must identify your name and Policy number. We may require your address or social security number be provided for verification purposes.

        - We will compare your signature to your original Policy application. If there is any question as to the validity of the signature, we may require a signature guarantee or notarization to be provided.

        - Upon satisfactory receipt of transaction instructions, your partial withdrawal or surrender will be effective as of the end of the Valuation Period during which we receive the request at our Variable Product Service Center.

        - A separate confirmation letter will be sent to you upon completion of the transaction. If your request is accompanied by a change of address or is received within 30 days of a prior address change, we will send a confirmation letter to both the old and new addresses.

        - We will employ reasonable procedures to confirm that facsimile requests are genuine. We are not liable for any loss, damage, or expense from complying with facsimile requests we reasonably believe to be authentic.
           CAUTION: Facsimile privileges may not always be available. Telephone systems can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. If you are experiencing problems, you should submit a written request to our Variable Product Service Center. We are not liable for any processing delays related to a failure of the telephone system.

        - We reserve the right to deny any transaction request made by facsimile.

    We may terminate this privilege at any time.

    SURRENDERS. The amount payable upon surrender of the Policy is the Cash Surrender Value less any Policy Debt as of the Monthly Deduction Day on or following receipt of your request. We may pay this amount in a lump sum or under one of the payment options specified in the Policy, as requested by the Policyowner. (See "ADDITIONAL POLICY PROVISIONS--Payment Options" in the Statement of Additional Information.) If you surrender the entire Policy, all insurance in force will terminate and you cannot reinstate the Policy. See "FEDERAL TAX MATTERS" for a discussion of the tax consequences associated with surrenders. The Surrender Charge will be deducted from the amount surrendered during the first ten Policy Years.

    PARTIAL WITHDRAWALS. After the first Policy Year, while your Policy is in force, you may obtain a portion of the Policy's Cash Surrender Value as a partial withdrawal from the Policy. A partial withdrawal cannot exceed an amount equal to (a) minus (b) where:

        (a)   is the Cash Surrender Value; and

        (b)   is the sum of:

             (1) an amount sufficient to keep the Policy in force to the third Monthly Deduction Day following the date of the partial withdrawal; plus

             (2)  any Policy Loans; plus

             (3)  the Partial Withdrawal Fee.

    We deduct the Partial Withdrawal Fee from the amount of the partial withdrawal. You may request that we pay the proceeds of a partial surrender in a lump sum or under one of the payment options specified in the Policy. (See "ADDITIONAL POLICY PROVISIONS--Payment Options" in the Statement of Additional Information.)

    We will allocate a partial withdrawal (together with the Partial Withdrawal
    Fee) among the Subaccounts and the Declared Interest Option in accordance with your written instructions. If we do not receive any such instructions with the request for partial withdrawal, we will allocate the partial withdrawal among the Subaccounts and the Declared Interest Option in the same proportion that the Accumulated Value in each of the Subaccounts and the Accumulated Value in the Declared Interest Option, reduced by any outstanding Policy Debt, bears to the total Accumulated Value, reduced by any outstanding Policy Debt, on the date we receive the request at our Variable Product Service Center.

    Partial withdrawals will affect both the Policy's Accumulated Value and the death proceeds payable under the Policy. (See "POLICY BENEFITS--Death Proceeds.")

        - The Policy's Accumulated Value will be reduced by the amount of the partial withdrawal.

        - If the death benefit payable under either death benefit option both before and after the partial withdrawal is equal to the Accumulated Value multiplied by the specified amount factor set forth in the Policy, a partial withdrawal will result in a reduction in death proceeds equal to the amount of the partial withdrawal, multiplied by the specified amount factor then in effect.

        - If the death benefit is not so affected by the specified amount factor, the reduction in death proceeds will be equal to the partial withdrawal.

    If Option A is in effect at the time of the withdrawal, there will be no effect on Specified Amount. If Option B is in effect at the time of withdrawal, partial withdrawal will reduce the Policy's Specified Amount by the amount of Accumulated Value withdrawn. (See "POLICY BENEFITS--Death Proceeds--DEATH BENEFIT OPTIONS.") The Specified Amount remaining in force after a partial withdrawal may not be less than the minimum Specified Amount for the Policy in effect on the date of the partial withdrawal, as published by the Company. As a result, we will not process any partial withdrawal that would reduce the Specified Amount below this minimum.

    If increases in the Specified Amount previously have occurred, a partial withdrawal will first reduce the Specified Amount of the most recent increase, then the next most recent increases successively, then the coverage under the original application. Thus, a partial withdrawal may either increase or decrease the amount of the cost of insurance charge, depending upon the particular circumstances. (See "CHARGES AND DEDUCTIONS--Monthly Deduction--COST OF INSURANCE.") For a discussion of the tax consequences associated with partial withdrawal, see "FEDERAL TAX MATTERS."

    NET ACCUMULATED VALUE. Net Accumulated Value equals the Policy's Accumulated Value reduced by any outstanding Policy Debt and increased by any unearned loan interest.

    On the Business Day coinciding with or immediately following the earlier of the date we receive notice at our Variable Product Service Center that you have received the Policy, or 25 days after the Delivery Date, we will automatically transfer the Accumulated Value (all of which is in the Declared Interest Option) among the Subaccounts and the Declared Interest Option in accordance with your percentage allocation instructions. At the end of each Valuation Period thereafter, the Accumulated Value in a Subaccount will equal:

        - The total Subaccount units represented by the Accumulated Value at the end of the preceding Valuation Period, multiplied by the Subaccount's unit value for the current Valuation Period; PLUS

        - Any Net Premiums received during the current Valuation Period which are allocated to the Subaccount; PLUS

        - All Accumulated Values transferred to the Subaccount from the Declared Interest Option or from another Subaccount during the current Valuation Period; MINUS

        - All Accumulated Values transferred from the Subaccount to another Subaccount or to the Declared Interest Option during the current Valuation Period, including amounts transferred to the Declared Interest Option to secure Policy Debt; MINUS

        -   All partial withdrawals (and any portion of the Partial Withdrawal
            Fee) from the Subaccount during the current Valuation Period; MINUS

        - The portion of any monthly deduction charged to the Subaccount during the current Valuation Period to cover the Policy Month following the Monthly Deduction Day.

    The Policy's total Accumulated Value in the Variable Account equals the sum of the Policy's Accumulated Value in each Subaccount.

    UNIT VALUE. Each Subaccount has a Unit Value. When you allocate Net Premiums or transfer other amounts into a Subaccount, we purchase a number of units based on the Unit Value of the Subaccount as of the end of the Valuation Period during which the allocation or transfer is made. Likewise, when amounts are transferred out of a Subaccount, units are redeemed on the same basis. On any day, a Policy's Accumulated Value in a Subaccount is equal to the number of units held in such Subaccount, multiplied by the Unit Value of such Subaccount on that date.
--------------------------------------------------------------------------------

TRANSFERS

    The following features apply to transfers under the Policy:

        - You may transfer amounts among the Subaccounts an unlimited number of times in a Policy Year; however, you may only make one transfer per Policy Year between the Declared Interest Option and the Variable Account.

        - You may make transfers by written request to our Variable Product Service Center or, if you elected the "Telephone Transfer Authorization" on the supplemental application, by calling the Variable Product Service Center toll-free at the phone number shown on the cover of the Prospectus. We reserve the right to suspend telephone transfer privileges at any time. We will use reasonable procedures to confirm that telephone instructions are genuine. We are not liable for any loss, damage or expense from complying with telephone instructions we reasonably believe to be authentic.

           CAUTION: Telephone transfer privileges may not always be available. Telephone systems, whether yours, your service provider's or your registered representative's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. If you are experiencing problems, you should make a written request to our Variable Product Service Center.

        - The amount of the transfer must be at least $100; or if less than $100, the total Accumulated Value in the Subaccount or in the Declared Interest Option (reduced, in the case of the Declared Interest Option, by any outstanding Policy
            Debt). The Company may, at its discretion, waive the $100 minimum requirement.

        - The transfer will be effective as of the end of the Valuation Period during which we receive the request at our Variable Product Service Center.

        - The Company waives the transfer fee for the first twelve transfers during a Policy Year.

        - We may assess a transfer charge up to of $25 for the 13th and each subsequent transfer in a Policy Year. (The transfer charge is currently $10.) We will deduct the transfer charge from the amount transferred unless you submit payment for the charge at the time of your request. Once we issue a Policy, we will not increase this charge. (See "CHARGES AND DEDUCTIONS--Transfer Charge.")

        - For purposes of these limitations and charges, we consider all transfers effected on the same day as a single transfer.

    DOLLAR COST AVERAGING. You may elect to participate in a dollar cost averaging program. Dollar Cost Averaging is an investment strategy designed to reduce the investment risks associated with market fluctuations. The strategy spreads the allocation of your Net Premium into the Subaccounts or Declared Interest Option over a period of time. This allows you to potentially reduce the risk of investing most of your Net Premium into the Subaccounts at a time when prices are high. We do not assure the success of this strategy. Implementation of the dollar cost averaging program does not guarantee profits, nor protect you against losses. You should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high.

    In order to establish this program, you must elect this option on your initial application or complete and submit the applicable request form at a later date, and have money available in a single "source account." Provided there is no outstanding Policy Debt, we will automatically transfer equal amounts from the source account to your designated "target accounts" each month.

        -   The minimum amount of each transfer is $100.

        - Under the dollar cost averaging program, the maximum number of Investment Options which you may select at any one time is ten, including the Declared Interest Option.

        - You select the date to implement this program which will occur on the same date each month, or on the next Business Day.

        - We will terminate this option when monies in the source account are inadequate, or upon receipt of a written request at our Variable Product Service Center.

        - Each dollar cost averaging transfer counts against the twelve free transfer limit in a Policy Year. All transfers made on the same date count as one transfer.

        - The one transfer limit between the Declared Interest Option and the Variable Account is waived under this program.

        - There is no charge to participate in this program. We reserve the right to discontinue this program at any time.
--------------------------------------------------------------------------------

LOAN BENEFITS

    POLICY LOANS. So long as the Policy remains in force and has a positive Cash Surrender Value, you may borrow money from the Company at any time using the Policy as the sole security for the Policy Loan. A loan taken from, or secured by, a Policy may have federal income tax consequences. (See "FEDERAL TAX MATTERS.")

    The maximum loan amount you may take is an amount that, when added to any existing Policy Loan, does not exceed the Cash Surrender Value on the date of the Policy Loan less an amount sufficient to keep the Policy in force to the third Monthly Deduction Day following the date of the Policy

    Loan. The Company's claim for repayment of Policy Debt has priority over the claims of any assignee or other person.

    During any time that there is outstanding Policy Debt, we will treat payments you make first as payment of outstanding Policy Debt, unless you indicate that we should treat the payment otherwise. Where no indication is made, we will treat as a premium payment any portion of a payment that exceeds the amount of any outstanding Policy Debt.

    ALLOCATION OF POLICY LOAN. When you take a Policy Loan, we segregate an amount equal to the Policy Loan (including interest) within the Declared Interest Option as security for the Policy Loan. If, immediately prior to the Policy Loan, the Accumulated Value in the Declared Interest Option less Policy Debt outstanding is less than the amount of such Policy Loan, we will transfer the difference from the Subaccounts of the Variable Account, which have Accumulated Value, in the same proportions that the Policy's Accumulated Value in each Subaccount bears to the Policy's total Accumulated Value in the Variable Account. We will determine Accumulated Values as of the end of the Valuation Period during which we receive the request for the Policy Loan at the Variable Product Service Center.

    We normally will mail loan proceeds to you within seven days after receipt of a written request. Postponement of a Policy Loan may take place under certain circumstances. (See "ADDITIONAL INFORMATION--Postponement of Payments.")

    Amounts segregated within the Declared Interest Option as security for Policy Debt will bear interest at an effective annual rate set by the Company. This rate may be different than that used for other amounts within the Declared Interest Option. (See "POLICY BENEFITS--Loan Benefits--EFFECT ON INVESTMENT PERFORMANCE.")

    LOAN INTEREST CHARGED. The interest rate charged on Policy Loans is not fixed. The maximum annual loan interest rate we charge is guaranteed not to exceed 7.4% per year in advance. We may elect to change the interest rate at any time, of which you will be notified. The new rate will take effect on the Policy Anniversary coinciding with, or next following, the date the rate is changed.

    EFFECT ON INVESTMENT PERFORMANCE. Amounts transferred from the Variable Account as security for Policy Debt will no longer participate in the investment performance of the Variable Account. We will credit all amounts held in the Declared Interest Option as security for Policy Debt with interest on each Monthly Deduction Day at an effective annual rate equal to the greater of 4% or the current effective loan interest rate minus no more than 3%, as determined and declared by the Company. We will not credit additional interest to these amounts. The interest credited will remain in the Declared Interest Option unless and until transferred by the Policyowner to the Variable Account, but will not be segregated within the Declared Interest Option as security for Policy Debt.

    For Policies that have been in force ten years, we may allow a loan spread of 0% on a loan in an amount equal to or less than the gain under the Policy.

    Even though you may repay Policy Debt in whole or in part at any time while the Policy is still in force, Policy Loans will affect the Accumulated Value of a Policy and may affect the death proceeds payable. The effect could be favorable or unfavorable depending upon whether the investment performance of the Subaccount(s) from which the Accumulated Value was transferred is less than or greater than the interest rates actually credited to the Accumulated Value segregated within the Declared Interest Option as security for Policy Debt while Policy Debt is outstanding. In comparison to a Policy under which no Policy Loan was made, Accumulated Value will be lower where such interest rates credited were less than the investment performance of the Subaccount(s), but will be higher where such interest rates were greater than the performance of the Subaccount(s). In addition, death proceeds will reflect a reduction of the death benefit by any outstanding Policy Debt.

    POLICY DEBT. Policy Debt equals the sum of all unpaid Policy Loans and any due and unpaid policy loan interest. Policy Debt is not included in Net Accumulated Value, which is equal to Accumulated Value less Policy Debt. If Net Cash Surrender Value is insufficient on a Monthly Deduction Day to cover the monthly deduction (see "CHARGES AND DEDUCTIONS--Monthly Deduction"), we will notify you. To avoid lapse and termination of the Policy without value (see "THE POLICY--Policy Lapse and Reinstatement--Lapse"), you must, during the Grace Period, make a premium payment that, when reduced by the premium expense charge (see "CHARGES AND DEDUCTIONS--Premium Expense Charge"), will be at least equal to three times the monthly deduction due on the Monthly Deduction Day immediately preceding the Grace Period (see "CHARGES AND DEDUCTIONS--Monthly Deduction"). Therefore, the greater the Policy Debt under a Policy, the more likely it would be to lapse.

    REPAYMENT OF POLICY DEBT. You may repay Policy Debt in whole or in part any time during the Insured's life so long as the Policy is in force. We subtract any Policy Debt not repaid from the death benefit payable at the Insured's death or from Accumulated Value upon complete surrender. Any payments made by a Policyowner will be treated first as the repayment of any outstanding Policy Debt, unless the Policyowner indicates otherwise. Upon partial or full repayment of Policy Debt, we will no longer segregate within the Declared Interest Option the portion of the Accumulated Value securing the repaid portion of the Policy Debt, but that amount will remain in the Declared Interest Option unless and until transferred to the Variable Account by the Policyowner. We will notify you when your Policy Debt is repaid in full.

    For a discussion of the tax consequences associated with Policy Loans and lapses, see "FEDERAL TAX MATTERS."
--------------------------------------------------------------------------------

DEATH PROCEEDS

    So long as the Policy remains in force, the Policy provides for the payment of death proceeds upon the death of the Insured.

        - You may name one or more primary Beneficiaries or contingent Beneficiaries and we will pay proceeds to the primary Beneficiary or a contingent Beneficiary.

        - If no Beneficiary survives the Insured, we will pay the death proceeds to the Policyowner or his estate. We may pay death proceeds in a lump sum or under a payment option. (See "ADDITIONAL POLICY PROVISIONS--Payment Options" in the Statement of Additional Information.)

    To determine the death proceeds, we will reduce the death benefit by any outstanding Policy Debt and increase it by any unearned loan interest and any premiums paid after the date of death. We will ordinarily mail proceeds within seven days after receipt by the Company of Due Proof of Death. We may postpone payment, however, under certain circumstances. (See "ADDITIONAL INFORMATION--Postponement of Payments.") We pay interest on those proceeds, at an annual rate of no less than 3% or any rate required by law, from the date of death to the date payment is made.

    DEATH BENEFIT OPTIONS. Policyowners designate in the initial application one of two death benefit options offered under the Policy. The amount of the death benefit payable under a Policy will depend upon the option in effect at the time of the Insured's death. We will determine Accumulated Value as of the end of the Business Day coinciding with or immediately following the date of death.

    Under Option A, the death benefit will be equal to the greater of:

        (1) the sum of the current Specified Amount and the Accumulated Value, or

        (2) the Accumulated Value multiplied by the specified amount factor for the Insured's Attained Age.

    Under Option A, the death proceeds will always vary as the Accumulated Value varies (but will never be less than the Specified Amount). If you prefer to have favorable investment performance and additional premiums reflected in increased death benefits, you generally should select Option A.

    Under Option B, the death benefit will be equal to the greater of:

        -   the current Specified Amount, or

        - the Accumulated Value multiplied by the specified amount factor for the Insured's Attained Age.

    Under Option B, the death benefit will remain level at the Specified Amount unless the Accumulated Value multiplied by the specified amount factor exceeds the current Specified Amount, in which case the amount of the death benefit will vary as the Accumulated Value varies. If you are satisfied with the amount of your insurance coverage under the Policy and prefer to have favorable investment performance and additional premiums reflected in higher Accumulated Value rather than increased death benefits, you generally should select Option B.

    Appendix A in the Statement of Additional Information shows examples illustrating Option A and Option B. The specified amount factor is 2.50 for an Insured Attained Age 40 or below on the date of death. For Insureds with an Attained Age over 40 on the date of death, the factor declines with age as shown in the Specified Amount Factor Table in Appendix B.

    Whether you choose Option A or Option B, you will always be guaranteed a minimum death benefit that is equal to the Specified Amount.

    CHANGING THE DEATH BENEFIT OPTION. You may change the death benefit option in effect at any time by sending a written request to us at our Variable Product Service Center. The effective date of such a change will be the Monthly Deduction Day coinciding with or immediately following the date we approve the change. A change in death benefit options may have federal income tax consequences. (See "FEDERAL TAX MATTERS.")

    If you change the death benefit option from Option A to Option B, the death benefit will not change and the current Specified Amount will be increased by the Accumulated Value on the effective date of the change. If you change the death benefit option from Option B to Option A, we will reduce the current Specified Amount by an amount equal to the Accumulated Value on the effective date of the change. You may not make a change in the death benefit option if it would result in a Specified Amount which is less than $50,000 or the minimum Specified Amount in effect at the time, if less then $50,000, or if after the change the Policy would no longer qualify as life insurance under federal tax law.

    We impose no charges in connection with a change in death benefit option; however, a change in death benefit option will affect the cost of insurance charges. (See "CHARGES AND DEDUCTIONS--Monthly Deduction--COST OF INSURANCE.")

    CHANGE IN EXISTING COVERAGE. After a Policy has been in force for one Policy Year, you may adjust the existing insurance coverage by increasing or decreasing the Specified Amount. To make a change, you must send us a written request at our Variable Product Service Center. Any change in the Specified Amount may affect the cost of insurance rate and the net amount at risk, both of which will affect your cost of insurance charge. (See "CHARGES AND DEDUCTIONS--Monthly Deduction--COST OF INSURANCE RATE, and--NET AMOUNT AT RISK.") If decreases in the Specified Amount cause the premiums paid to exceed the maximum premium limitations imposed by federal tax law (see "THE POLICY--Premiums--PREMIUM LIMITATIONS"), the decrease will be limited to the extent necessary to meet these requirements. A change in existing coverage may have federal income tax consequences. (See "FEDERAL TAX MATTERS.")

    Any decrease in the Specified Amount will become effective on the Monthly Deduction Day coinciding with or immediately following the date we approve the request. The decrease will first reduce the Specified Amount provided by the most recent increase, then the next most recent increases successively, then the Specified Amount under the original application. The Specified

    Amount following a decrease can never be less than $50,000 or the minimum Specified Amount in effect at the time, if less than $50,000. A Specified Amount decrease will not reduce the Surrender Charge.

    To apply for an increase, you must provide us with evidence of insurability we deem satisfactory. Any approved increase will become effective on the effective date shown on the supplemental Policy schedule. An increase will not become effective, however, if the Policy's Cash Surrender Value on the effective date, less Policy Debt, would not be sufficient to cover the next monthly deduction.
--------------------------------------------------------------------------------

ADDITIONAL INSURANCE BENEFITS

    Subject to certain requirements, you may add one or more of the following additional insurance benefits to a Policy by rider:

        - Disability Waiver of Monthly Deduction. This rider provides that, in the event of the Insured's total disability (as defined in the rider) before the Policy Anniversary on which the Insured is age 60 and continuing for at least 180 days, the Company will waive the monthly deduction until the end of the disability or age 60, whichever comes first. The rider terminates on the earliest of: (1) the Policy Anniversary on which the Insured is age 60 unless the Insured is totally disabled, then upon recovery from the disability;
           (2) surrender, lapse or other termination of the Policy; or (3) upon Written Notice to our Variable Product Service Center. If you elect this rider, we will add a monthly cost of insurance charge based on a separate schedule of rates.

        - Spouse Insurance. This rider provides term insurance coverage on the life of the Insured's spouse. If you elect this rider, we will increase the monthly deduction. The amount of the increase will be based on the cost of insurance rate for the Insured multiplied by the amount of term insurance coverage under the rider, plus a monthly charge for the first year of coverage and for the first year following any increase in coverage based on a specified dollar rate per $1,000 of term insurance coverage or increase in coverage, as applicable.

        - Children's Insurance. This rider provides term insurance coverage on each of the Insured's eligible children, until the earliest of:
           (1) cancellation or conversion of the Policy or rider; (2) lapse of the Policy; (3) the insured child reaches age 23 or is otherwise no longer eligible for coverage; or (4) expiration or termination of the Policy. Before expiration of the term insurance on the life of a child and subject to certain conditions, the insured child may elect that the coverage be converted without evidence of insurability to certain other plans of insurance the Company offers. If you elect this rider, we will add a monthly charge.

        - Guaranteed Insurance Option. This rider allows the coverage on the Insured under the Policy to be increased up to seven times without new evidence of insurability. If this rider is added, the monthly deduction will be increased based on a specified dollar rate per every $1,000 of guaranteed insurance benefit. A schedule of rates based on the Attained Age and sex of the Insured accompanies this rider.

    We will deduct the cost of any additional insurance benefits as part of the monthly deduction. (See "CHARGES AND DEDUCTIONS--Monthly
    Deductions--ADDITIONAL INSURANCE BENEFITS.") You may obtain detailed information concerning available riders, and their suitability for inclusion in your Policy, from the registered representative selling the Policy.

--------------------------------------------------------------------------------

CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

    We deduct certain charges in connection with the Policy to compensate us for
    (1) the services and benefits we provide; (2) the costs and expenses we incur; and (3) the risks we assume. The nature and amount of these charges are described more fully below.
--------------------------------------------------------------------------------

PREMIUM EXPENSE CHARGE

    Before allocating Net Premiums among the Subaccounts and the Declared Interest Option, we reduce premiums paid by a premium expense charge. The premium less the premium expense charge equals the Net Premium.

    The premium expense charge is guaranteed not to exceed 6% of each premium payment. It is used to compensate us for expenses incurred in distributing the Policy, including agent sales commissions, the cost of printing prospectuses and sales literature, advertising costs and charges we consider necessary to pay all taxes imposed by states and subdivisions thereof (which currently range from 1% to 3%). Because we include any state premium taxes in the premium expense charge, the amount paid by a Policyowner is generally an average of premium tax amounts charged by the states. As a result, you may pay more premium tax than is required in your state of residence.
--------------------------------------------------------------------------------

MONTHLY DEDUCTION

    We deduct certain charges monthly from the Accumulated Value of each Policy ("monthly deduction") to compensate us for the cost of insurance coverage and any additional benefits added by rider (see "ADDITIONAL INSURANCE BENEFITS" in the Statement of Additional Information), for underwriting and start-up expenses in connection with issuing a Policy and for certain administrative costs. We deduct the monthly deduction on the Policy Date and on each Monthly Deduction Day. We deduct it from the Declared Interest Option and each Subaccount in the same proportion that the Policy's Net Accumulated Value in the Declared Interest Option and the Policy's Accumulated Value in each Subaccount bear to the total Net Accumulated Value of the Policy. For purposes of making deductions from the Declared Interest Option and the Subaccounts, we determine Accumulated Values as of the end of the Business Day coinciding with or immediately following the Monthly Deduction Day. Because portions of the monthly deduction, such as the cost of insurance, can vary from month to month, the monthly deduction itself will vary in amount from month to month.

    We make the monthly deduction on the Business Day coinciding with or immediately following each Monthly Deduction Day and it will equal:

        -  the cost of insurance for the Policy; plus

        -  the cost of any optional insurance benefits added by rider; plus

        -  the monthly expense charge; plus

        -  the monthly unit charge.

    COST OF INSURANCE. This charge is designed to compensate us for the anticipated cost of paying death proceeds to Beneficiaries. We determine the cost of insurance on a monthly basis, and may determine it separately for the initial Specified Amount and for any subsequent increases in Specified Amount. We will determine the monthly cost of insurance charge by dividing the applicable cost of insurance rate, or rates, by 1,000 and multiplying the result by the net amount at risk for each Policy Month. We may realize a profit from this charge and may use such profit for any lawful purpose, including paying our distribution expenses.

    NET AMOUNT AT RISK. The net amount at risk may be affected by investment performance, payment of premiums, fees and charges under the Policy, death benefit option chosen, partial withdrawals and decreases in Specified Amount. Under Option A, the net amount at risk for a Policy Month is equal to ((a) plus (c)) divided by (b), minus (c); and under Option B, the net amount at risk for a Policy Month is equal to (a) divided by (b), minus (c), where:

        (a)   is the Specified Amount;

        (b)   is 1.0032737(1); and

        (c)   is the Accumulated Value.

    We determine the Specified Amount and the Accumulated Value as of the end of the Business Day coinciding with or immediately following the Monthly Deduction Day.

    We may determine the net amount at risk separately for the initial Specified Amount and any increases in Specified Amount. In determining the net amount at risk for each Specified Amount, we first consider the Accumulated Value a part of the initial Specified Amount. If the Accumulated Value exceeds the initial Specified Amount, we will consider it to be a part of any increase in the Specified Amount in the same order as the increases occurred.

    COST OF INSURANCE RATE. We base the cost of insurance rate for the initial Specified Amount on the Insured's sex, underwriting class and Attained Age. For any increase in Specified Amount, we base the cost of insurance rate on the Insured's sex, underwriting class and age at last birthday on the effective date of the increase. Actual cost of insurance rates may change and we will determine the actual monthly cost of insurance rates by the Company based on its expectations as to future mortality experience. However, the actual cost of insurance rates will never be greater than the guaranteed maximum cost of insurance rates set forth in the Policy. These guaranteed rates are based on the 1980 Commissioners' Standard Ordinary Non-Smoker and Smoker Mortality Table. Current cost of insurance rates are generally less than the guaranteed maximum rates. Any change in the cost of insurance rates will apply to all persons of the same age, sex and underwriting class whose Policies have been in force the same length of time.

    The cost of insurance rates generally increase as the Insured's Attained Age increases. The underwriting class of an Insured also will affect the cost of insurance rate. The Company currently places Insureds into a standard underwriting class or into premium classes involving a higher mortality risk. In an otherwise identical Policy, Insureds in the standard underwriting class will have a lower cost of insurance rate than those in underwriting classes involving higher mortality risk. The standard underwriting class is also divided into two categories: tobacco and non-tobacco. Non-tobacco-using Insureds will generally have a lower cost of insurance rate than similarly situated Insureds who use tobacco. The Company may offer preferred and preferred-plus classes in addition to the standard tobacco and non-tobacco classes. Insureds who fall under a preferred or preferred-plus class will generally have a lower cost of insurance rate than Insureds who receive a standard classification. (An Insured must meet more stringent medical requirements than those established for the preferred class in order to qualify for the Company's preferred-plus class of insurance rates.)

    We determine the cost of insurance rate separately for the initial Specified Amount and for the amount of any increase in Specified Amount. In calculating the cost of insurance charge, we apply the rate for the underwriting class on the Policy Date to the net amount at risk for the initial Specified Amount; for each increase in Specified Amount, we use the rate for the underwriting class applicable to the increase. However, if we calculate the death benefit as the Accumulated Value times the specified amount factor, we will use the rate for the underwriting class for the most recent increase that required evidence of insurability for the amount of death benefit in excess of the total Specified Amount.

    ADDITIONAL INSURANCE BENEFITS. The monthly deduction will include charges for any additional benefits provided by rider. (See "ADDITIONAL INSURANCE BENEFITS.")

------------------------
(1) Dividing by this number reduces the net amount at risk, solely for the purposes of computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 4%.

    The following riders are available under the Policy:

        - Disability Waiver of Monthly Deduction. This rider provides that, subject to certain conditions, the Company will waive the monthly deduction on your Policy.

        - Spouse Insurance. This rider provides term insurance coverage on the life of the Insured's spouse.

        - Children's Insurance. This rider provides term insurance coverage on each of the Insured's eligible children, subject to certain conditions.

        - Guaranteed Insurance Option. This rider provides coverage on the Insured to be increased up to seven times without new evidence of insurability.

    MONTHLY EXPENSE CHARGE. We have primary responsibility for the administration of the Policy and the Variable Account. Administrative expenses include premium billing and collection, recordkeeping, processing death benefit claims, cash withdrawals, surrenders and Policy changes, and reporting and overhead costs. As reimbursement for administrative expenses related to the maintenance of each Policy and the Variable Account, we assess a $10 Monthly Expense Charge in the first Policy Year and $6 per Policy Month in the second and subsequent Policy Years against each Policy. We guarantee this charge will not exceed $10 per Policy Month.

    MONTHLY UNIT CHARGE. The Monthly Unit Charge will compensate us for underwriting, processing and start-up expenses incurred in connection with the Policy and the Variable Account. These expenses include the cost of processing applications, conducting medical examinations, determining insurability and the Insured's premium class, and establishing policy records. The Monthly Unit Charge is assessed during the first fifteen Policy Years. This charge is an amount per $1,000 of Specified Amount and varies based on the Insured's Attained Age, sex and underwriting class. We guarantee this charge will not exceed $0.15 per $1,000 of Specified Amount per Policy Month.
--------------------------------------------------------------------------------

TRANSFER CHARGE

    The Company waives the transfer charge for the first twelve transfers during a Policy Year. We may impose a transfer charge of up to $25 for the thirteenth and each subsequent transfer in a Policy Year to compensate us for the costs in making the transfer. (The transfer charge is currently $10.)

        -   We will deduct the transfer charge from the amount transferred.

        - We will not impose a transfer charge on transfers that occur as a result of Policy Loans, the exercise of the special transfer privilege or the initial allocation of Accumulated Value among the Subaccounts and the Declared Interest Option following acceptance of the Policy by the Policyowner.

    Currently, there is no charge for changing the Net Premium allocation instructions.
--------------------------------------------------------------------------------

PARTIAL WITHDRAWAL FEE

    Upon partial withdrawal from a Policy, we assess a charge equal to the lesser of $25 or 2% of the Accumulated Value withdrawn to compensate us for costs incurred in accomplishing the withdrawal. We deduct this fee from amount withdrawn.

--------------------------------------------------------------------------------

SURRENDER CHARGE

    We apply a Surrender Charge during the first ten Policy Years. This charge is an amount per $1,000 of Specified Amount which declines to $0 in the eleventh year and varies based on the age, sex, underwriting class and Policy Year. We have listed below the maximum Surrender Charge per $1,000 of Specified Amount for select ages in various underwriting classes in the first Policy Year.

        ISSUE AGE           MALE, STANDARD TOBACCO    FEMALE, STANDARD TOBACCO
           30                        $9.70                      $7.80
           50                       $28.53                     $21.83
           70                       $48.78                     $48.59

    The maximum Surrender Charge for any Policy is $50.28 per $1,000 of Specified Amount. (See "APPENDIX B--Maximum Surrender Charges" in the Statement of Additional Information.) The Surrender Charge is level within each Policy Year. The Surrender Charge will be deducted from the amount surrendered.
--------------------------------------------------------------------------------

VARIABLE ACCOUNT CHARGES

    FEDERAL TAXES. Currently, no charge is made to the Variable Account for federal income taxes that may be attributable to the Variable Account. We may, however, make such a charge in the future. Charges for other taxes, if any, attributable to the Account may also be made. (See "FEDERAL TAX MATTERS.")

    INVESTMENT OPTION EXPENSES. The value of net assets of the Variable Account will reflect the investment advisory fee and other expenses incurred by each Investment Option. The investment advisory fee and other expenses applicable to each Investment Option are listed on pages 11-14 and described in the prospectus for each Investment Option.

    COMPENSATION. For information concerning compensation paid for the sale of the Policies, see "DISTRIBUTION OF THE POLICIES."

--------------------------------------------------------------------------------

THE DECLARED INTEREST OPTION
--------------------------------------------------------------------------------

    You may allocate Net Premiums and transfer Accumulated Value to the Declared Interest Option, which is part of the General Account. We own the assets in the General Account, and we use these assets to support our insurance and annuity obligations other than those funded by our separate accounts. These assets are subject to our general liabilities from business operations. Subject to applicable law, we have sole discretion over investment of the Declared Interest Option's assets. We bear the full investment risk for all amounts allocated or transferred to the Declared Interest Option. We guarantee that the amounts allocated to the Declared Interest Option may be credited interest daily at a net effective annual interest rate of at least 4%. These amounts, after charges and deductions, are also guaranteed. We determine any interest rate credited in excess of the guaranteed rate at our sole discretion.

    The Declared Interest Option will not share in the investment performance of our General Account. Because we, in our sole discretion, anticipate changing the current interest rate from time to time, different allocations you make to the Declared Interest Option may be credited with different current interest rates. You assume the risk that interest credited to amounts in the Declared Interest Option may not exceed the minimum 4% guaranteed rate.

    Because of exemptive and exclusionary provisions, we have not registered interests in the Declared Interest Option under the Securities Act of 1933 and we have not registered the Declared Interest Option as an investment company under the Investment Company Act of 1940. Accordingly, neither the Declared Interest Option nor any interests therein are subject to the provisions of these Acts and, as a result, the staff of the Securities and Exchange Commission has not reviewed the disclosures in this Prospectus relating to the Declared Interest Option. Disclosures regarding the Declared Interest Option may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

    Please refer to the Policy and Statement of Additional Information for complete details regarding the Declared Interest Option.
--------------------------------------------------------------------------------

TRANSFERS, PARTIAL WITHDRAWALS, SURRENDERS AND POLICY LOANS

    You may transfer amounts between the Subaccounts and the Declared Interest Option. However, only one transfer between the Variable Account and the Declared Interest Option is permitted in each Policy Year. We may impose a transfer charge in connection with such transfer (see "CHARGES AND DEDUCTIONS--Transfer Charge"). No more than 50% of the Net Accumulated Value in the Declared Interest Option may be transferred from the Declared Interest Option unless the balance in the Declared Interest Option immediately after the transfer would be less than $1,000. If the balance in the Declared Interest Option after a transfer would be less than $1,000, you may transfer the full Net Accumulated Value in the Declared Interest Option. We may refuse to process a transfer request from the Declared Interest Option that would reduce the Accumulated Value in the Declared Interest Option to an amount less than the amount of any outstanding loans under the Policy. A Policyowner may also make surrenders and obtain Policy Loans from the Declared Interest Option at any time.

    We may delay transfers, payment of partial withdrawals and surrenders from, and payments of Policy Loans allocated to, the Declared Interest Option for up to six months.

--------------------------------------------------------------------------------

GENERAL PROVISIONS
--------------------------------------------------------------------------------

CHANGE OF PROVISIONS

    We reserve the right to change the Policy, in the event of future changes in the federal tax law, to the extent required to maintain the Policy's qualification as life insurance under federal tax law.

    Except as provided in the foregoing paragraph, no one can change any part of the Policy except the Policyowner and the President, a Vice President, the Secretary, an Assistant Secretary or the Actuary of the Company. Both must agree to any change and such change must be in writing. No agent may change the Policy or waive any of its provisions.
--------------------------------------------------------------------------------

OWNERSHIP

    The Policy belongs to the Policyowner. The original Policyowner is the person named as owner in the application. Ownership of the Policy may change according to the ownership option selected as part of the original application or by a subsequent endorsement to the Policy. During the Insured's lifetime, all rights granted by the Policy belong to the Policyowner, except as otherwise provided for in the Policy. Changing the Policyowner may have tax consequences.

    Special ownership rules may apply if the Insured is under legal age (as defined by state law in the state in which the Policy is delivered) on the Policy Date.

--------------------------------------------------------------------------------

THE BENEFICIARY

    The Policyowner designates the primary Beneficiaries and secondary Beneficiaries in the application. If changed, the primary Beneficiary or secondary Beneficiary is as shown in the latest change filed with the Company. One or more primary or secondary Beneficiaries may be named in the application. In such case, the proceeds will be paid in equal shares to the survivors in the appropriate beneficiary class, unless requested otherwise by the Policyowner.

    Unless a payment option is chosen, we will pay the proceeds payable at the Insured's death in a lump sum to the primary Beneficiary. If the primary Beneficiary dies before the Insured, we will pay the proceeds to the contingent Beneficiary. If no Beneficiary survives the Insured, we will pay the proceeds to the Policyowner or the Policyowner's estate.

--------------------------------------------------------------------------------

DISTRIBUTION OF THE POLICIES
--------------------------------------------------------------------------------

    We have entered into a distribution agreement with COUNTRY Capital Management Company ("COUNTRY Capital"), an affiliate of the Company, for the distribution and sale of the Policies. COUNTRY Capital may sell the Policies through its registered representatives or through broker-dealers who have entered into selling agreements with COUNTRY Capital.

    We pay commissions for the sale of the Policies. The maximum commissions payable to broker-dealers will be 100% of Target Premiums in the first Policy Year, 6% of Target Premiums in each Policy Year after the first Policy Year and 4% of excess premiums in all Policy Years. We pay commissions for substandard risk and rider premiums based on our rules at the time of payment. Additional amounts may be paid and expenses may be reimbursed based on various factors. COUNTRY Capital and other broker-dealers will share commissions and additional amounts received for sales of the Policies with their registered representatives involved in the sales in accordance with its rules and policies for compensating such representatives. See "DISTRIBUTION OF THE POLICIES" in the Statement of Additional Information for more information concerning compensation paid for the sale of the Policies.

    Also, COUNTRY Capital receives 0.25% from the following Investment Options in the form of 12b-1 fees: Fidelity Variable Insurance Products Fund, VIP Mid Cap Portfolio; and Franklin Real Estate Fund, Small Cap Fund, Franklin Small Cap Value Securities Fund, Franklin U.S. Government Fund, Mutual Shares Securities Fund and Templeton Growth Securities Fund. 12b-1 class shares of these Investment Options have adopted distribution plans pursuant to Rule 12b-1 under the Investment Company Act of 1940, which allows the Investment Options to pay fees to those who sell and distribute Investment Option shares out of Investment Option assets.

--------------------------------------------------------------------------------

FEDERAL TAX MATTERS
--------------------------------------------------------------------------------

INTRODUCTION

    The following summary provides a general description of the Federal income tax considerations associated with the policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon our understanding of the present Federal income tax laws. No representation is made as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.

--------------------------------------------------------------------------------

TAX STATUS OF THE POLICY

    In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a life insurance policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that a Policy issued on the basis of a standard rate class should satisfy the applicable requirements. There is less guidance, however, with respect to a Policy issued on a substandard basis (i.e., an underwriting class involving higher than standard mortality risk). It is not clear whether such a Policy will in all cases satisfy the applicable requirements, particularly if you pay the full amount of premiums permitted under the Policy. If it is subsequently determined that a policy does not satisfy the applicable requirements, we may take appropriate steps to bring the policy into compliance with such requirements and we reserve the right to modify the Policy as necessary in order to do so.

    In certain circumstances, owners of variable life insurance policies have been considered for Federal income tax purposes to be the owners of the assets of the variable account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the Policyowners have been currently taxed on income and gains attributable to variable account assets. There is little guidance in this area, and some features of the Policy, such as the flexibility to allocate premium payments and Accumulated Values, have not been explicitly addressed in published rulings. While we believe that the Policy does not give the Policyowner investment control over Variable Account assets, we reserve the right to modify the Policy as necessary to prevent the Policyowner from being treated as the owner of the Variable Account assets supporting the Policy.

    In addition, the Code requires that the investments of the Subaccounts be "adequately diversified" in order for the Policy to be treated as a life insurance contract for Federal income tax purposes. It is intended that the Subaccounts, through the funds, will satisfy these diversification requirements.

    The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.
--------------------------------------------------------------------------------

TAX TREATMENT OF POLICY BENEFITS

    IN GENERAL. The Company believes that the death benefit under a Policy should be excludible from the gross income of the beneficiary. Federal, state and local estate, inheritance, transfer, and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each Policyowner or beneficiary. A tax adviser should be consulted on these consequences.

    Generally, a Policyowner will not be deemed to be in constructive receipt of the Accumulated Value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy, the tax consequences depend on whether the Policy is classified as a modified endowment contract ("MEC").

    MODIFIED ENDOWMENT CONTRACTS. Under the Internal Revenue code, certain life insurance contracts are classified as "Modified Endowment Contracts," with less favorable tax treatment than other life insurance contracts. Due to the flexibility of the Policies as to premiums and benefits, the individual circumstances of each Policy will determine whether it is classified as a MEC. In general, a Policy will be classified as a MEC if the amount of premiums paid into the Policy causes the Policy to fail the "7-pay test." A Policy will generally fail the 7-pay test if, at any time in the first seven Policy Years, the amount paid into the Policy exceeds the sum of the level premiums that would have been paid at that point under a Policy that provided for paid-up future benefits after the payment of seven level annual payments.

    In some circumstances, there is a reduction in the benefits under the Policy during the first seven years. For example, as a result of a partial withdrawal, the 7-pay test will have to be reapplied as if the Policy had originally been issued at the reduced face amount. If there is a "material change" in the Policy's benefits or other terms, the Policy may have to be re-tested as if it were a newly issued

    Policy. A material change may occur, for example, when there is an increase in the death benefit due to the payment of an unnecessary premium. Unnecessary premiums are premiums paid into the Policy which are not needed in order to provide a death benefit equal to the lowest death benefit that was payable in the first seven Policy Years. To prevent your Policy from becoming a MEC, it may be necessary to limit premium payments or to limit reductions in benefits. A current or prospective Policyowner should consult a tax adviser to determine whether a transaction will cause the Policy to be classified as a MEC.

    DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS. Policies classified as MECs are subject to the following tax rules:

        (1) All distributions other than death benefits from a MEC, including distributions upon surrender and withdrawals, will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the Policyowner's investment in the Policy only after all gain has been distributed.

        (2) Loans taken from or secured by a Policy classified as a MEC are treated as distributions and taxed accordingly.

        (3) A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the Policyowner has attained age 59 1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Policyowner or the joint lives (or joint life expectancies) of the Policyowner and the Policyowner's beneficiary or designated beneficiary.

        (4) If a Policy becomes a MEC, distributions that occur during the Policy Year will be taxed as distributions from a MEC. In addition, distributions from a Policy within two years before it becomes a MEC will be taxed in this manner. This means that a distribution made from a Policy that is not a MEC could later become taxable as a distribution from a MEC.

    DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS. Distributions other than death benefits from a Policy that is not classified as a MEC, including surrenders and partial withdrawals, are generally treated first as a recovery of the Policyowner's investment in the Policy, and only after the recovery of all investment in the Policy, as taxable income. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy Years may be treated in whole or in part as ordinary income subject to tax.

    Loans from or secured by a Policy that is not a MEC will generally not be treated as taxable distributions. However, the tax treatment of a loan taken out of a Policy where there is no spread (difference between the interest rate charged to you and the interest rate credited to amounts securing the loan), as the case may be on loans for Policies in force ten years or more, or a minimal spread is unclear. You should consult your tax adviser about any such loan.

    Finally, neither distributions from, nor loans from or secured by, a Policy that is not a MEC are subject to the 10 percent additional income tax.

    INVESTMENT IN THE POLICY. Your investment in the Policy is generally your aggregate premiums. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

    POLICY LOANS. In general, interest on a Policy Loan will not be deductible. If a loan from a Policy is outstanding when the Policy is cancelled or lapses, then the amount of the outstanding indebtedness will be added to the amount treated as a distribution from the Policy and will be taxed accordingly. Before taking out a Policy Loan, you should consult your tax adviser as to the tax consequences.

    MULTIPLE POLICIES. All MECs that are issued by the Company (or its affiliates) to the same Policyowner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in the Policyowner's income when a taxable distribution occurs.

    CONTINUATION OF POLICY BEYOND AGE 100. The tax consequences of continuing the Policy beyond the Insured's 100th year are unclear. You should consult a tax adviser if you intend to keep the Policy in force beyond the Insured's 100th year.

    EXCHANGES. The Company believes that an exchange of a fixed-benefit policy issued by the Company for a Policy as provided under "THE POLICY--Exchange Privilege" generally should be treated as a non-taxable exchange of life insurance policies within the meaning of section 1035 of the Code. However, in certain circumstances, the exchanging owner may receive a cash distribution that might have to be recognized as income to the extent there was gain in the fixed-benefit policy. Moreover, to the extent a fixed-benefit policy with an outstanding loan is exchanged for an unencumbered Policy, the exchanging owner could recognize income at the time of the exchange up to an amount of such loan (including any due and unpaid interest on such loan). An exchanging Policyowner should consult a tax adviser as to whether an exchange of a fixed-benefit policy for the Policy will have adverse tax consequences.

    OTHER POLICYOWNER TAX MATTERS. Businesses can use the Policy in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the Policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

    SPLIT-DOLLAR ARRANGEMENTS. The IRS and the Treasury Department have recently issued guidance that substantially affects split-dollar arrangements. Consult a qualified tax adviser before entering into or paying additional premiums with respect to such arrangements.

    Additionally, on July 30, 2002, President Bush signed into law significant accounting and corporate governance reform legislation, known as the Sarbanes-Oxley Act of 2002 (the "Act"). The Act prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on exchanges in the United States, from extending, directly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted as applying to split-dollar life insurance policies for directors and executive officers of such companies since such insurance arguably can be viewed as involving a loan from the employer for at least some purposes.

    TAX SHELTER REGULATIONS. Prospective Policyowners that are corporations should consult a tax adviser about the treatment of the Policy under the Treasury regulations applicable to corporate tax shelters.

    ALTERNATIVE MINIMUM TAX. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax, if the Policyowner is subject to that tax.

    OTHER TAX CONSIDERATIONS. The transfer of the Policy or designation of a beneficiary may have federal, state and/or local transfer and inheritance tax consequences, including the imposition of gift, estate and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a beneficiary of or the payment of proceeds to a person who is assigned to a generation which is two or more generations below the generation assignment of the owner may have generation-skipping transfer tax consequences under federal tax law. The individual situation of each owner or beneficiary will determine the extent, if any, to which state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation-skipping and other taxes.

    WITHHOLDING. To the extent that Policy distributions are taxable, they are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.
--------------------------------------------------------------------------------

POSSIBLE TAX LAW CHANGES

    Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Policy.
--------------------------------------------------------------------------------

TAXATION OF THE COMPANY

    At the present time, the Company makes no charge for any Federal, state or local taxes (other than the charge for state premium taxes) that may be attributable to the Variable Account or to the policies. The Company reserves the right to charge the Subaccounts of the Variable Account for any future taxes or economic burden the Company may incur.

--------------------------------------------------------------------------------

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

VOTING RIGHTS

    To the extent required by law, the Company will vote the Fund shares held in the Variable Account at regular and special shareholder meetings of the Funds in accordance with instructions received from persons having voting interests in the corresponding Subaccounts. If, however, the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and, as a result, we determine that it is permitted to vote the Fund shares in its own right, we may elect to do so.

    The number of votes which a Policyowner has the right to instruct are calculated separately for each Subaccount and are determined by dividing the Policy's Accumulated Value in a Subaccount by the net asset value per share of the corresponding Investment Option in which the Subaccount invests. Fractional shares will be counted. The number of votes of the Investment Option which you have the right to instruct will be determined as of the date coincident with the date established by that Investment Option for determining shareholders eligible to vote at such meeting of the Fund. Voting instructions will be solicited by written communications prior to such meeting in accordance with procedures established by each Fund. Each person having a voting interest in a Subaccount will receive proxy materials, reports and other materials relating to the appropriate Investment Option.

    The Company will vote Fund shares attributable to Policies as to which no timely instructions are received (as well as any Fund shares held in the Variable Account which are not attributable to Policies) in proportion to the voting instructions which are received with respect to all Policies participating in each Investment Option. Voting instructions to abstain on any item to be voted upon will be applied on a pro rata basis to reduce the votes eligible to be cast on a matter.

    Fund shares may also be held by separate accounts of other affiliated and unaffiliated insurance companies. The Company expects that those shares will be voted in accordance with instructions of the owners of insurance policies and contracts issued by those other insurance companies. Voting instructions given by owners of other insurance policies will dilute the effect of voting instructions of Policyowners.
--------------------------------------------------------------------------------

ABUSIVE TRADING PRACTICES

    We do not permit excessive trading or market timing activities. Such practices can disrupt the management strategies of the Investment Options and increase expenses, which are borne by all Policyowners. We reserve the right to reject excessive transfers or purchases by market timers if the trade would disrupt the management of the Variable Account or any Investment Option. In addition, we may suspend or modify transfer privileges at any time to prevent market timing efforts that could disadvantage other Policyowners. These modifications may include, but are not limited to, requiring a minimum time period between each transfer or limiting the dollar amount that an Policyowner may transfer at any one time.
--------------------------------------------------------------------------------

POSTPONEMENT OF PAYMENTS

    The Company will usually mail the proceeds of complete surrenders, partial withdrawals and Policy Loans within seven days after we receive your signed request at our Variable Product Service Center. We will usually mail death proceeds within seven days after receipt of Due Proof of Death. However, we may postpone payment of any amount upon complete surrender or partial withdrawal, payment of any Policy Loan and payment of death proceeds whenever:

        - the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission;

        - the Securities and Exchange Commission by order permits postponement for the protection of Policyowners; or

        - an emergency exists, as determined by the Securities and Exchange Commission, as a result of which disposal of the securities is not reasonably practicable or it is not reasonably practicable to determine the value of the net assets of the Variable Account.

    We also may postpone transfers under these circumstances.

    Payments under the Policy which are derived from any amount paid to the Company by check or draft may be postponed until such time as the Company is satisfied that the check or draft has cleared the bank upon which it is drawn.

    If mandated under applicable law, the Company may be required to block a Policyowner's account and thereby refuse to pay any request for transfer, partial withdrawal, complete surrender, loan or death proceeds until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your account to government regulators.
--------------------------------------------------------------------------------

LEGAL PROCEEDINGS

    The Company, like other insurance companies, is involved in lawsuits. Currently, there are no class action lawsuits naming us as a defendant or involving the Variable Account. In some lawsuits involving other insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, we believe that at the present time, there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Variable Account, the ability of COUNTRY Capital to perform its contract with the Variable Account or the ability of the Company to meet its obligations under the Policies.

--------------------------------------------------------------------------------

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    The Company's financial statements should be considered only as bearing on the Company's ability to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

    [Financial statements to be filed by amendment.]

--------------------------------------------------------------------------------

STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

    The Statement of Additional Information (the "SAI") contains more detailed information about the Policies than is contained in this Prospectus. The SAI is incorporated by reference into this Prospectus and is legally part of this Prospectus. The table of contents for the SAI appears on the last page of this Prospectus. For a free copy of the SAI, please call us toll-free at 1-888-349-4658, or write us at 1701 N. Towanda Avenue, Bloomington, Illinois 61702-2000. We will mail the SAI to you by first-class mail within 3 business days of our receipt of your request.

    You may also call us toll-free or write to us if you wish to receive a personalized illustration of your Policy's death benefit, Accumulated Value and Net Cash Surrender Value, to request additional information and to ask questions about your Policy.

    The SAI has been filed with the SEC and is incorporated by reference into this Prospectus. The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI and other information about us and the Policy. Information about us and the Policy (including the SAI) may also be reviewed and copied at the SEC's Public Reference Room in Washington, D.C., or may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 450 Fifth Street, NW, Washington, D.C. 20549-0102. Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at 202-942-8090.

             Investment Company Act of 1940, File Number 811-21394

--------------------------------------------------------------------------------

GLOSSARY
--------------------------------------------------------------------------------

ACCUMULATED VALUE: The total amount invested under the Policy. It is the sum of the values of the Policy in each Subaccount of the Variable Account plus the value of the Policy in the Declared Interest Option.

ATTAINED AGE: The Insured's age on his or her last birthday on the Policy Date plus the number of Policy Years since the Policy Date.

BENEFICIARY: The person or entity the Policyowner named in the application, or by later designation, to receive the death proceeds upon the Insured's death.

BUSINESS DAY: Each day that the New York Stock Exchange is open for trading. Assets are valued at the close of each Business Day (3:00 p.m. central time).

CASH SURRENDER VALUE: The Accumulated Value minus the Surrender Charge.

COMPANY, WE, US, OUR: COUNTRY Investors Life Assurance Company.

DECLARED INTEREST OPTION: A part of the Company's General Account. Policyowners may allocate Net Premiums and transfer Accumulated Value to the Declared Interest Option. The Company credits Accumulated Value in the Declared Interest Option with interest at an annual rate guaranteed to be at least 4%.

DELIVERY DATE: The date when the Company issues the Policy and mails it to the Policyowner.

DUE PROOF OF DEATH: Proof of death that is satisfactory to the Company. Such proof may consist of the following:

    (a) a certified copy of the death certificate;

    (b) a certified copy of a court decree reciting a finding of death;

    (c) the Beneficiary's statement of election;

    (d) a copy of the Beneficiary's Form W-9; or

    (e) any other proof satisfactory to the Company.

FUND: An investment company registered with the SEC under the Investment Company Act of 1940 as an open-end, diversified management investment company or unit investment trust in which the Variable Account invests.

GENERAL ACCOUNT: The assets of the Company other than those allocated to the Variable Account or any other separate account.

GRACE PERIOD: The 61-day period (31-day period in certain states) beginning on the date we send notice to the Policyowner that Net Accumulated Value or Net Surrender Value is insufficient to cover the monthly deduction.

INSURED: The person upon whose life the Company issues a Policy.

INVESTMENT OPTION: A Fund, or a separate investment portfolio of a Fund in which a Subaccount invests.

MONTHLY DEDUCTION DAY: The same date in each month as the Policy Date. The Company makes the monthly deduction on the Business Day immediately following the Monthly Deduction Day. (See "CHARGES AND DEDUCTIONS--Monthly Deduction.")

NET ACCUMULATED VALUE: The Accumulated Value of the Policy reduced by any outstanding Policy Debt and increased by any unearned loan interest.

NET PREMIUM: The amount of premium remaining after we deduct the premium expense charge (see "CHARGES AND DEDUCTIONS--Premium Expense Charge").

NET CASH SURRENDER VALUE: The Cash Surrender Value minus any Policy Debt plus any unearned loan interest.

PARTIAL WITHDRAWAL FEE: A fee we assess at the time of any partial withdrawal equal to the lesser of $25 or 2% of the Accumulated Value withdrawn.

POLICY: The flexible premium variable life insurance policy we offer and describe in this Prospectus, the Policy application, any supplemental applications and any endorsements or additional benefit riders or agreements.

POLICY ANNIVERSARY: The same date in each year as the Policy Date.

POLICY DATE: The date set forth on the Policy data page which we use to determine Policy Years, Policy Months and Policy Anniversaries. The Policy Date may, but will not always, coincide with the effective date of insurance coverage under the Policy. (See "THE POLICY--Purchasing the Policy.")

POLICY DEBT: The sum of all outstanding Policy Loans and any due and unpaid Policy Loan interest.

POLICY LOAN: An amount the Policyowner borrows from the Company using the Policy as the sole security.

POLICY MONTH: A one-month period beginning on a Monthly Deduction Day and ending on the day immediately preceding the next Monthly Deduction Day.

POLICYOWNER, YOU, YOUR: The person who owns a Policy. The Policyowner is named in the application.

POLICY YEAR: A twelve-month period that starts on the Policy Date or on a Policy Anniversary.

SPECIFIED AMOUNT: The minimum death benefit payable under a Policy so long as the Policy remains in force. The Specified Amount as of the Policy Date is set forth on the data page in each Policy.

SUBACCOUNT: A subdivision of the Variable Account which invests exclusively in shares of a designated Investment Option of a Fund.

SURRENDER CHARGE: A charge we assess at the time of any surrender during the first ten Policy Years.

TARGET PREMIUM: A premium amount specified by the Company. We use this amount to calculate the premium expense charge. We also use the Target Premium to calculate registered representatives' compensation.

UNIT VALUE: The value determined by dividing each Subaccount's net assets by the number of units outstanding at the time of calculation.

VALUATION PERIOD: The period between the close of business (3:00 p.m. central time) on a Business Day and the close of business on the next Business Day.

VARIABLE ACCOUNT: COUNTRY Investors Variable Life Account, a separate investment account the Company established to receive and invest the Net Premiums paid under the Policies.

VARIABLE PRODUCT SERVICE CENTER: The Company's administrative office at 5400 University Avenue, West Des Moines, Iowa 50266, or P.O. Box 9239, Des Moines, Iowa 50306.

WRITTEN NOTICE: A written request or notice signed by the Policyowner on a form satisfactory to the Company which the Company receives at our Variable Product Service Center.

--------------------------------------------------------------------------------

STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

TABLE OF CONTENTS

                                                                                PAGE
                                                                             ----------
GENERAL INFORMATION ABOUT THE COMPANY......................................           1
      COUNTRY Investors Life Assurance Company.............................           1
      State Regulation of the Company......................................           1
      Safekeeping of the Variable Account's Assets.........................           1
      Material Irreconcilable Conflicts....................................           1
ADDITIONAL POLICY PROVISIONS...............................................           2
      The Policy...........................................................           2
      Special Transfer Privilege...........................................           2
      Assignment...........................................................           2
      Changing the Policyowner or Beneficiary..............................           2
      Incontestability.....................................................           2
      Misstatement of Age or Sex...........................................           3
      Suicide Exclusion....................................................           3
      Continuance of Insurance.............................................           3
      Annual Report........................................................           3
      Policy Loans.........................................................           3
      Voting Rights........................................................           4
      Nonparticipation.....................................................           4
      Ownership of Assets..................................................           4
      Written Notice.......................................................           4
      Settlement Options...................................................           4
      Employment-Related Benefit Plans.....................................           5
FINANCIAL STATEMENTS.......................................................           6
THE DECLARED INTEREST OPTION...............................................           6
      General Description..................................................           6
      Declared Interest Option Accumulated Value...........................           6
CALCULATION OF VALUES......................................................           7
      Accumulated Value....................................................           7
      Unit Value...........................................................           7
PERFORMANCE DATA...........................................................           8
      Average Annual Total Return Calculations.............................           8
DISTRIBUTION OF THE POLICIES...............................................          10
LEGAL MATTERS..............................................................          11
EXPERTS....................................................................          11
OTHER INFORMATION..........................................................          12
DEATH BENEFIT OPTIONS......................................................  Appendix A
MAXIMUM SURRENDER CHARGES..................................................  Appendix B

                                    SAI-TOC

                      STATEMENT OF ADDITIONAL INFORMATION

                    COUNTRY INVESTORS LIFE ASSURANCE COMPANY

Home Office:                      Variable Product Service Center:
1701 N. Towanda Avenue            PO Box 9239
Bloomington, Illinois 61702-2000  Des Moines, Iowa 50306
                                  1-888-349-4658

                    COUNTRY INVESTORS VARIABLE LIFE ACCOUNT

                           FLEXIBLE PREMIUM VARIABLE
                             LIFE INSURANCE POLICY

This Statement of Additional Information contains additional information to the Prospectus for the flexible premium variable life insurance policy (the "Policy") offered by COUNTRY Investors Life Assurance Company (the "Company"). This Statement of Additional Information is not a Prospectus, and it should be read only in conjunction with the Prospectus for the Policy and the prospectuses for the Investment Options. The Prospectus for the Policy is dated the same date as this Statement of Additional information. Unless otherwise indicated, all terms used in this Statement of Additional Information have the same meaning as when used in the Prospectus. You may obtain a copy of the Prospectus by writing or calling us at our address or toll-free number shown above.

                                        , 2003

--------------------------------------------------------------------------------

STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

TABLE OF CONTENTS

                                                                                PAGE
                                                                             ----------
GENERAL INFORMATION ABOUT THE COMPANY......................................           1
      COUNTRY Investors Life Assurance Company.............................           1
      State Regulation of the Company......................................           1
      Safekeeping of the Variable Account's Assets.........................           1
      Material Irreconcilable Conflicts....................................           1
ADDITIONAL POLICY PROVISIONS...............................................           2
      The Policy...........................................................           2
      Special Transfer Privilege...........................................           2
      Assignment...........................................................           2
      Changing the Policyowner or Beneficiary..............................           2
      Incontestability.....................................................           2
      Misstatement of Age or Sex...........................................           3
      Suicide Exclusion....................................................           3
      Continuance of Insurance.............................................           3
      Annual Report........................................................           3
      Policy Loans.........................................................           3
      Voting Rights........................................................           4
      Nonparticipation.....................................................           4
      Ownership of Assets..................................................           4
      Written Notice.......................................................           4
      Settlement Options...................................................           4
      Employment-Related Benefit Plans.....................................           5
FINANCIAL STATEMENTS.......................................................           6
THE DECLARED INTEREST OPTION...............................................           6
      General Description..................................................           6
      Declared Interest Option Accumulated Value...........................           6
CALCULATION OF VALUES......................................................           7
      Accumulated Value....................................................           7
      Unit Value...........................................................           7
PERFORMANCE DATA...........................................................           8
      Average Annual Total Return Calculations.............................           8
DISTRIBUTION OF THE POLICIES...............................................          10
LEGAL MATTERS..............................................................          11
EXPERTS....................................................................          11
OTHER INFORMATION..........................................................          12
DEATH BENEFIT OPTIONS......................................................  Appendix A
MAXIMUM SURRENDER CHARGES..................................................  Appendix B

--------------------------------------------------------------------------------

GENERAL INFORMATION ABOUT THE COMPANY
--------------------------------------------------------------------------------

COUNTRY INVESTORS LIFE ASSURANCE COMPANY

    COUNTRY Investors Life Assurance Company was incorporated on October 13, 1981 as a stock life insurance company in the state of Illinois and is principally engaged in the offering of life insurance policies and annuity contracts. We are admitted to do business in 33 states: Alaska, Arizona, Arkansas, Colorado, Delaware, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Maine, Maryland, Massachusetts, Michigan, Minnesota, Missouri, Montana, Nebraska, Nevada, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Dakota, Tennessee, Texas, Washington, West Virginia, Wisconsin and Wyoming.
--------------------------------------------------------------------------------

STATE REGULATION OF THE COMPANY

    The Company is subject to regulation by the Illinois Insurance Department. An annual statement is filed with the Illinois Insurance Department on or before March lst of each year covering the operations and reporting on the financial condition of the Company as of December 31 of the preceding year. Periodically, the Illinois Insurance Department examines the liabilities and reserves of the Company and the Variable Account and certifies their adequacy, and a full examination of operations is conducted periodically by the National Association of Insurance Commissioners.

    In addition, the Company is subject to the insurance laws and regulations of other states within which it is licensed or may become licensed to operate. Generally, the insurance department of any other state applies the laws of the state of domicile in determining permissible investments.
--------------------------------------------------------------------------------

SAFEKEEPING OF THE VARIABLE ACCOUNT'S ASSETS

    The Company holds the assets of the Variable Account. The assets are kept physically segregated and held separate and apart from the General Account. We maintain records of all purchases and redemptions of shares by each Investment Option for each corresponding Subaccount. Additional protection for the assets of the Variable Account is afforded by a blanket fidelity bond issued by Zurich F&D in the amount of $10,000,000 covering all the officers and employees of the Company.
--------------------------------------------------------------------------------

MATERIAL IRRECONCILABLE CONFLICTS

    The Funds currently sell shares: (1) to the Variable Account as well as to separate accounts of insurance companies that may or may not be affiliated with the Company or each other; and (2) to separate accounts to serve as the underlying investment for both variable life insurance policies and variable annuity contracts. We currently do not foresee any disadvantage to Policyowners arising from the sale of shares to support variable life insurance policies and variable annuity contracts, or from shares being sold to separate accounts of insurance companies that may or may not be affiliated with the Company. However, we will monitor events in order to identify any material irreconcilable conflicts that might possibly arise. In that event, we would determine what action, if any, should be taken in response to those events or conflicts. In addition, if we believe that a Fund's response to any of those events or conflicts insufficiently protects Policyowners, we will take appropriate action on our own, including withdrawing the Variable Account's investment in that Fund. (See the Fund prospectuses for more detail.)

--------------------------------------------------------------------------------

ADDITIONAL POLICY PROVISIONS
--------------------------------------------------------------------------------

THE POLICY

    We issue the Policy in consideration of the statements in the application and the payment of the initial premium. The Policy, the application, and any supplemental applications and endorsements make up the entire contract. In the absence of fraud, we will treat the statements made in an application or supplemental application as representations and not as warranties. We will not use any statement to void the Policy or in defense of a claim unless the statement is contained in the application or any supplemental application.
--------------------------------------------------------------------------------

SPECIAL TRANSFER PRIVILEGE

    You may, while the Policy is in force, operate the Policy as a flexible premium fixed-benefit life insurance policy by requesting that we transfer all of the Accumulated Value in the Variable Account to the Declared Interest Option. You may exercise this special transfer privilege once each Policy Year. Once you exercise the special transfer privilege, we automatically will credit all future premium payments to the Declared Interest Option, until you request a change in allocation to convert the Policy back to a flexible premium variable life insurance policy. The Company will not impose any charge for transfers resulting from the exercise of the special transfer privilege.
--------------------------------------------------------------------------------

ASSIGNMENT

    The Policyowner may assign the Policy as collateral security. The Company assumes no responsibility for the validity or effect of any collateral assignment of the Policy. No assignment will bind us unless in writing and until we receive notice of the assignment at our Variable Product Service Center. The assignment is subject to any payment or action we may have taken before we received notice of the assignment at our Variable Product Service Center. Assigning the Policy may have federal income tax consequences.
--------------------------------------------------------------------------------

CHANGING THE POLICYOWNER OR BENEFICIARY

    During the Insured's lifetime, the Policyowner and the Beneficiary may be changed. To make a change, you must send a written request to us at our Variable Product Service Center. The request for the change must be in a form satisfactory to the Company and we must actually receive and record the request. The change will take effect as of the date you sign the request and will be subject to any payment made before we recorded the change. We may require return of the Policy for endorsement. Changing the Policyowner may have tax consequences.
--------------------------------------------------------------------------------

INCONTESTABILITY

    The Policy is incontestable, except for fraudulent statements made in the application or supplemental applications, failure to pay premiums or violation of the provisions of the Aviation Exclusion provision, if applicable, after it has been in force during the lifetime of the Insured for two years from the Policy Date or date of reinstatement. Any increase in Specified Amount will be incontestable only after it has been in force during the lifetime of the Insured for two years from the effective date of the increase. Depending upon individual state replacement requirements, if we replace your Policy with another life insurance policy issued by us or one of our affiliates, we will credit the amount of time you held your Policy when calculating incontestability provisions under the new policy.

--------------------------------------------------------------------------------

MISSTATEMENT OF AGE OR SEX

    If the Insured's age or sex was misstated in the application, we will adjust each benefit and any amount to be paid under the Policy to reflect the correct age and sex.
--------------------------------------------------------------------------------

SUICIDE EXCLUSION

    If the Policy is in force and the Insured commits suicide, while sane or insane, within two years from the Policy Date, we will limit life insurance proceeds payable under the Policy to all premiums paid, reduced by any outstanding Policy Debt and any partial withdrawals, and increased by any unearned loan interest. If the Policy is in force and the Insured commits suicide, while sane or insane, within two years from the effective date of any increase in Specified Amount, we will not pay any increase in the death benefit resulting from the requested increase in Specified Amount. Instead, we will refund to the Policyowner an amount equal to the total cost of insurance applied to the increase. Depending upon individual state replacement requirements, if we replace your Policy with another life insurance policy issued by us or one of our affiliates, we will credit the amount of time you held your Policy when calculating benefits under the suicide provisions of the new policy.
--------------------------------------------------------------------------------

CONTINUANCE OF INSURANCE

    The insurance under a Policy will continue until the earlier of:

        - the end of the Grace Period following the Monthly Deduction Day on which the Net Cash Surrender Value is less than the monthly deduction for the following Policy Month;

        - the date the Policyowner surrenders the Policy for its entire Net Cash Surrender Value; or

        -  the death of the Insured.

    Any rider to a Policy will terminate on the date specified in the rider.
--------------------------------------------------------------------------------

ANNUAL REPORT

    At least once each year, we will send an annual report to each Policyowner. The report will show

        -   the current death benefit,

        - the Accumulated Value in each Subaccount and in the Declared Interest Option,

        -   outstanding Policy Debt, and

        - premiums paid, partial withdrawals made and charges assessed since the last report.

    The report will also include any other information required by state law or regulation. Further, the Company will send the Policyowner the reports required by the Investment Company Act of 1940.
--------------------------------------------------------------------------------

POLICY LOANS

    Interest is payable in advance at the time you make any Policy Loan (for the remainder of the Policy Year) and on each Policy Anniversary thereafter (for the entire Policy Year) so long as there is Policy Debt outstanding. We will subtract interest payable at the time you make a Policy Loan from the loan proceeds. Thereafter, we will add interest not paid when due to the existing Policy Debt and it will bear interest at the same rate charged for Policy Loans. We will segregate the amount equal to unpaid interest within the Declared Interest Option in the same manner that amounts for Policy Loans are segregated within the Declared Interest Option. (See "POLICY BENEFITS--Loan Benefits--ALLOCATION OF POLICY LOAN" in the Prospectus.)

    Because we charge interest in advance, we will add any interest that has not been earned to the death benefit payable at the Insured's death and to the Accumulated Value upon complete surrender, and we will credit it to the Accumulated Value in the Declared Interest Option upon repayment of Policy Debt.
--------------------------------------------------------------------------------

VOTING RIGHTS

    The Company may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of an Investment Option or to approve or disapprove an investment advisory contract for an Investment Option. In addition, the Company itself may disregard voting instructions in favor of changes initiated by a Policyowner in the investment policy or the investment adviser of an Investment Option if the Company reasonably disapproves of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities, or the Company determined that the change would have an adverse effect on the General Account in that the proposed investment policy for an Investment Option may result in overly speculative or unsound investments. In the event the Company does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Policyowners.
--------------------------------------------------------------------------------

NONPARTICIPATION

    The Policy does not participate in the Company's profits or surplus earnings. No dividends are payable.
--------------------------------------------------------------------------------

OWNERSHIP OF ASSETS

    The Company shall have the exclusive and absolute ownership and control over assets, including the assets of the Variable Account.
--------------------------------------------------------------------------------

WRITTEN NOTICE

    You should send any written notice to the Company at our Variable Product Service Center. The notice should include the Policy number and the Insured's full name. Any notice we send to a Policyowner will be sent to the address shown in the application unless you filed an appropriate address change form with the Company.
--------------------------------------------------------------------------------

SETTLEMENT OPTIONS

    We may pay death proceeds and Accumulated Value upon surrender or partial withdrawal of a Policy, in whole or in part under a settlement option as described below. In any case, a supplemental agreement will be issued for the settlement option. Under a supplemental agreement, the effective date is the date on which death proceeds and Accumulated Value are applied to a settlement option. We also may make payments under any new settlement option available at the time proceeds become payable. In addition, we may pay proceeds in any other manner acceptable to us.

    You may designate an option in your application or notify us in writing at our Variable Product Service Center. During the life of the Insured, you may select a settlement option; in addition, during that time you may change a previously selected option by sending Written Notice to us requesting the cancellation of the prior option and the designation of a new option. If you have not chosen an option prior to the Insured's death, the Beneficiary may choose an option. The Beneficiary may change a settlement option by sending a written request to us, provided that a prior option chosen by you is not in effect.

    If you have not elected a settlement option, we will pay the proceeds of the Policy in one sum. We may also pay the proceeds in one sum if,

        (1)  the proceeds are less than $5,000;

        (2)  periodic payments would be less than $100; or

        (3) the payee is an assignee, estate, trustee, partnership, corporation or association.

    Amounts paid under a settlement option are paid pursuant to a payment contract and will not vary. Proceeds applied under a settlement option earn interest at a rate guaranteed to be no less than 3% compounded yearly. The Company may be crediting higher interest rates on the effective date, but is not obligated to declare that such additional interest be applied to such funds.

    If a payee dies, any remaining payments will be paid to a contingent payee. At the death of the last payee, the commuted value of any remaining payments will be paid to the last payee's estate. A payee may not withdraw funds under a payment option unless the Company has agreed to such withdrawal in the payment contract.

    Payments under Option 1 will begin at the end of the first interest period after the date proceeds are otherwise payable. Payments under Options 2, 3, 4 or 5 will begin as of the date of the Insured's death or on surrender.

    OPTION 1--INTEREST PAYMENT OPTION. The proceeds are left with the Company to earn a set interest rate. The payee may elect to have the interest paid monthly, quarterly, semi-annually or annually. Under this option, the payee may withdraw part or all of the proceeds at any time.

    OPTION 2--FIXED TIME PAYMENT OPTION. The proceeds are paid in equal monthly installments for any period selected, up to 30 years.

    OPTION 3--LIFETIME PAYMENT OPTION. The proceeds are paid in equal monthly installments during the payee's lifetime. The three variations are:

          (a) STRAIGHT LIFE. No specific number of payments is guaranteed. Payments stop when the payee dies.

          (b) LIFE INCOME WITH REFUND. Payments stop when they cumulatively equal the amount applied or when the payee dies, whichever is later.

          (c) LIFE INCOME WITH PERIOD CERTAIN. Payments stop at the end of the selected guaranteed period (10, 15 or 20 years) or when the payee dies, whichever is later.

    OPTION 4--FIXED AMOUNT PAYMENT OPTION. The proceeds are paid in equal monthly installments for a specific amount and will continue until all the proceeds plus interest are exhausted.

    OPTION 5--JOINT LIFETIME PAYMENT OPTION. The proceeds are paid in equal monthly installments while two joint payees live. When one payee dies, future payments will be made to the survivor for their lifetime.

    ALTERNATE PAYMENT OPTIONS. The Company may make available alternative payment options.

    A tax adviser should be consulted with respect to the tax consequences associated with a payment option.
--------------------------------------------------------------------------------

EMPLOYMENT-RELATED BENEFIT PLANS

    The Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. In addition, legislative, regulatory or decisional authority of some states may prohibit use of sex-distinct mortality tables under certain circumstances. The Policy described in the Prospectus and this Statement of Additional

    Information contains guaranteed cost of insurance rates and guaranteed purchase rates for certain payment options that distinguish between men and women. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris, and Title VII generally, on any employment-related insurance or benefit program for which a Policy may be purchased.

--------------------------------------------------------------------------------

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    The Company's financial statements included in this Statement of Additional Information should be considered only as bearing on the Company's ability to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Account.

    [Financial statements to be filed by amendment.]

--------------------------------------------------------------------------------

THE DECLARED INTEREST OPTION
--------------------------------------------------------------------------------

GENERAL DESCRIPTION

    Our General Account supports the Declared Interest Option. The General Account consists of all assets we own other than those in the Variable Account and other separate accounts. Subject to applicable law, we have sole discretion over the investment of the General Account's assets.

    You may elect to allocate Net Premiums to the Declared Interest Option, the Variable Account, or both. You may also transfer Accumulated Value from the Subaccounts to the Declared Interest Option, or from the Declared Interest Option to the Subaccounts. Allocating or transferring funds to the Declared Interest Option does not entitle you to share in the investment experience of the General Account. Instead, we guarantee that Accumulated Value in the Declared Interest Option will accrue interest at an effective annual rate of at least 4%, independent of the actual investment performance of the General Account.
--------------------------------------------------------------------------------

DECLARED INTEREST OPTION ACCUMULATED VALUE

    Net Premiums allocated to the Declared Interest Option are credited to the Policy. The Company bears the full investment risk for these amounts. We guarantee that interest credited to each Policyowner's Accumulated Value in the Declared Interest Option will not be less than an effective annual rate of 4%. The Company may, in its sole discretion, credit a higher rate of interest, although it is not obligated to credit interest in excess of 4% per year, and might not do so. Any interest credited on the Policy's Accumulated Value in the Declared Interest Option in excess of the guaranteed rate of 4% per year will be determined in the sole discretion of the Company and may be changed at any time by the Company, in its sole discretion. The Policyowner assumes the risk that the interest credited may not exceed the guaranteed minimum rate of 4% per year. The interest credited to the Policy's Accumulated Value in the Declared Interest Option that equals Policy Debt may be greater than 4%, but will in no event be greater than the current effective loan interest rate minus no more than 3%. For Policies that have been in force ten years, we may allow a loan spread of 0% on the gain. The Accumulated Value in the Declared Interest Option will be calculated no less frequently than each Monthly Deduction Day.

    The Company guarantees that the Accumulated Value in the Declared Interest Option will not be less than the amount of the Net Premiums allocated or Accumulated Value transferred to the Declared Interest Option, plus interest at the rate of 4% per year, plus any excess interest which we credit, less the sum of all Policy charges allocable to the Declared Interest Option and any amounts deducted from the Declared Interest Option in connection with partial withdrawals or transfers to the Variable Account.

--------------------------------------------------------------------------------

CALCULATION OF VALUES
--------------------------------------------------------------------------------

ACCUMULATED VALUE

    The Policy provides for the accumulation of Accumulated Value. The Accumulated Value of the Policy is equal to the sum of the Accumulated Values in each Subaccount, plus the Accumulated Value in the Declared Interest Option, including amounts transferred to the Declared Interest Option to secure outstanding Policy Debt. We determine Accumulated Value on each Business Day, and there is no guaranteed minimum Accumulated Value.

        -   Accumulated Value will reflect a number of factors, including

             -   premiums paid,

             -   partial withdrawals,

             -   Policy Loans,

             -   charges assessed in connection with the Policy,

             - interest earned on the Accumulated Value in the Declared Interest Option, and

             - investment performance of the Subaccounts to which the Accumulated Value is allocated.

    As of the Policy Date, the Accumulated Value equals the initial Net Premium less the monthly deduction made on the Policy Date.
--------------------------------------------------------------------------------

UNIT VALUE

    For each Subaccount, we initially set the Unit Value at $10 when the Subaccount first purchased shares of the designated Investment Option. We calculate the Unit Value for each subsequent valuation period by dividing
    (a) by (b) where:

    (a) is (1) the net assets of the Subaccount at the end of the preceding Valuation Period, PLUS

         (2) the investment income and capital gains, realized or unrealized, credited to the net assets of that Subaccount during the Valuation Period for which the Unit Value is being determined, MINUS

         (3) the capital losses, realized or unrealized, charged against those assets during the Valuation Period, MINUS

         (4) any amount charged against the Subaccount for taxes, or any amount we set aside during the Valuation Period as a provision for taxes attributable to the operation or maintenance of that Subaccount.

    (b) is the number of units outstanding at the end of the preceding Valuation Period.

    The Unit Value for a Valuation Period applies for each day in the period. We value the assets in the Variable Account at their fair market value in accordance with accepted accounting practices and applicable laws and regulations. We will not value the assets in the Variable Account on the days on which the New York Stock Exchange is closed for trading.

--------------------------------------------------------------------------------

PERFORMANCE DATA
--------------------------------------------------------------------------------

AVERAGE ANNUAL TOTAL RETURN CALCULATIONS

    SUBACCOUNT PERFORMANCE. Each Subaccount may advertise its average annual total return. We calculate each Subaccount's average annual total return quotation under the following method:

        - A hypothetical $10,000 investment in each Subaccount on the first day of the period at the maximum offering price ("initial investment") is assumed.

        - We calculate the ending value ("ending value") of that investment at the end of 1-, 5- and 10-year periods. If average annual total return for a Subaccount is not available for a stated period, we may show average annual total return since Subaccount inception. The ending value reflects the effect of the mortality and expense risk charge and all other Investment Option operating expenses. We do not reflect any cost of insurance charges, premium taxes, surrender charges or any other insurance-related charges in the calculation. If those charges had been included, the average annual total returns shown would have been lower.

        -   The ending value is divided by the initial investment.

        - This quotient is taken to the Nth root (N representing the number of years in the period), 1 is subtracted from the result and the result is expressed as a percentage to the nearest one-hundredth of one percent.

    Because the Variable Account had not commenced operations at December 31, 2002, average annual total return quotations for the Subaccounts for the period are not available.

    INVESTMENT OPTION PERFORMANCE. Each Subaccount may advertise the performance of the corresponding Investment Option in which it invests, based on the calculations described above, where all or a portion of the actual historical performance of the corresponding Investment Option in which the Subaccount invests may pre-date the effective date of the Subaccount being offered in the Policy.

    The table below provides the adjusted historical performance of the corresponding Investment Option in which each of these Subaccounts invest. This information reflects each Investment Option's operating expenses under the Policy. It does not reflect any insurance-related product charges and deductions of the Variable Account. If all fees and charges had been deducted, the performance figures would have been significantly lower.

            ADJUSTED AVERAGE ANNUAL TOTAL RETURNS FOR INVESTMENT OPTIONS
                            (THROUGH DECEMBER 31, 2002)

                                                                                                         SINCE         INVESTMENT
                                                                                                      INVESTMENT         OPTION
                                                  1                  5                 10               OPTION         INCEPTION
INVESTMENT OPTION                               YEAR               YEARS              YEARS            INCEPTION          DATE
American Century
  VP Ultra-Registered Trademark- Fund
COUNTRY Mutual Funds Trust
  COUNTRY VP Balanced Fund
  COUNTRY VP Bond Fund
  COUNTRY VP Growth Fund
  COUNTRY VP Short-Term Bond Fund
Dreyfus
  VIF Appreciation Portfolio--Initial
    Share Class
  VIF Developing Leaders
  Portfolio--Initial
    Share Class
  VIF Disciplined Stock
  Portfolio--Initial
    Share Class
  VIF Growth and Income Portfolio--
    Initial Share Class
  VIF International Equity Portfolio--
    Initial Share Class
EquiTrust Variable Insurance
Series Fund
  Blue Chip Portfolio
  High Grade Bond Portfolio
  Managed Portfolio
  Money Market Portfolio
  Strategic Yield Portfolio
Fidelity Variable Insurance Products
Funds
  VIP Contrafund Portfolio
  VIP Growth Portfolio
  VIP Growth & Income Portfolio
  VIP Index 500 Portfolio
  VIP Mid Cap Portfolio(1)
  VIP Overseas Portfolio
Franklin Templeton
  Franklin Real Estate Fund(2)
  Franklin Small Cap Fund(2)
  Franklin Small Cap Value Securities
  Fund(2)
  Franklin U.S. Government Fund(2)
  Mutual Shares Securities Fund(2)
  Templeton Growth Securities Fund(2)

                                                                                                         SINCE         INVESTMENT
                                                                                                      INVESTMENT         OPTION
                                                  1                  5                 10               OPTION         INCEPTION
INVESTMENT OPTION                               YEAR               YEARS              YEARS            INCEPTION          DATE
J.P. Morgan Series Trust II
  JPMorgan Mid Cap Value Portfolio
  JPMorgan Small Company Portfolio
Summit Pinnacle Series
  Russell 2000 Small Cap Index
  Portfolio
  S&P MidCap 400 Index Portfolio
T. Rowe Price Equity Series, Inc.
  Equity Income Portfolio
  Mid Cap Growth Portfolio
  New America Growth Portfolio
  Personal Strategy Balanced Portfolio
T. Rowe Price International
Series, Inc.
  International Stock Portfolio

(1) Because Service Class 2 shares were not offered until January 12, 2000, the Investment Option returns shown reflect the Portfolio's Service Class of shares (which include a different 12b-1 fee) for the period December 29, 1998 to January 12, 2000. Had Service Class 2 shares been available for the entire time period, the returns shown would have been lower.

(2) Because Class 2 shares were not offered until January 6, 1999, performance for prior periods reflects the Portfolio's Class 1 shares. For periods beginning on January 6, 1999, Class 2's results reflect an additional 12b-1 fee expense, which also affects future performance. Had Class 2 shares been available for the entire time period, the returns shown would have been lower.

--------------------------------------------------------------------------------

DISTRIBUTION OF THE POLICIES
--------------------------------------------------------------------------------

    COUNTRY Capital Management Company ("COUNTRY Capital") is responsible for distributing the Policies pursuant to a distribution agreement with us. COUNTRY Capital serves as principal underwriter for the Policies. COUNTRY Capital, an Illinois corporation organized in Illinois and a wholly-owned subsidiary of COUNTRY Life Insurance Company, an affiliate of the Company, is located at 1705 N. Towanda Avenue, Bloomington, Illinois 61702. COUNTRY Capital is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the "1934 Act"), as well as with the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc.

    We offer the Policies to the public on a continuous basis. We anticipate continuing to offer the Policies, but reserve the right to discontinue the offering. We intend to recoup commissions and other sales expenses through fees and charges imposed under the Policy. Commissions paid on the Policy, including other incentives or payments, are not charged directly to the Policyowners or the Variable Account.

    COUNTRY Capital may sell the Policies through its registered representatives, who must be licensed as insurance agents and appointed by the Company. COUNTRY Capital also may enter into selling agreements with other broker-dealers and compensate those broker-dealers up to the amounts disclosed in the Prospectus for their services. COUNTRY Capital may pay additional compensation from its own resources to broker-dealers based on the level of Policy sales or premium payments.

    COUNTRY Capital passes through commissions it receives and does not retain any override as distributor for the Policies. However, under the distribution agreement with COUNTRY Capital Marketing, we pay the following sales expenses: supervisor and registered representative manager compensation; registered representative training allowances; deferred compensation and insurance benefits of registered representatives; advertising expenses; and all other expenses of distributing the Policies. We also pay for COUNTRY Capital's operating and other expenses.

    Because registered representatives of COUNTRY Capital are also insurance agents of the Company, they are eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements and non-cash compensation programs that the Company offers. These programs include conferences, seminars, meals, sporting events, theater performances, payment for travel, lodging and entertainment, prizes and awards, subject to applicable regulatory requirements. Sales of the Policies may help registered representatives qualify for such benefits. Registered representatives may receive other payments from the Company for services that do not directly involve the sale of the Policies, including payments made for the recruitment and training of personnel, production of promotional literature and similar services. In addition, COUNTRY Capital registered representatives who meet certain Company productivity, persistency and length of service standards may be eligible for additional compensation.

    The following Investment Options have adopted Distribution Plans in connection with their 12b-1 shares and pay COUNTRY Capital for its costs in distributing those shares: Fidelity Variable Insurance Products Fund, VIP Mid Cap Portfolio; and Franklin Real Estate Fund, Franklin Small Cap Fund, Franklin Small Cap Value Securities Fund, Franklin U.S. Government Fund, Mutual Shares Securities Fund and Templeton Growth Securities Fund. Each Distribution Plan has been adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, which allows funds to pay fees to those who sell and distribute fund shares out of fund assets. The 12b-1 fees are in consideration of distribution services and expenses incurred in the performance of EquiTrust Marketing's obligations under an agreement with these Investment Options. Under each Distribution Plan, 0.25% is paid to COUNTRY Capital for its distribution-related services and expenses under the agreement. Each Investment Option's investment adviser may, from time to time use its management fee revenue, as well as its past profits or its other resources as may be permitted by regulatory rules, to make payments for distribution services to COUNTRY Capital, which may in turn pay part or all of such compensation to a broker-dealer of record with whom it has entered into a selling agreement.

    Sales charges deducted from premium payments, as well as proceeds from the Surrender Charge on the Policies are retained by us and used to defray the expenses we incur in paying for distribution-related services under the distribution agreement, such as the payment of commissions.

--------------------------------------------------------------------------------

LEGAL MATTERS
--------------------------------------------------------------------------------

    Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain legal matters relating to federal securities laws applicable to the issuance of the flexible premium variable life insurance policy described in the Prospectus and this Statement of Additional Information. All matters of Illinois law pertaining to the Policy, including the validity of the Policy and the Company's right to issue the Policy under Illinois Insurance Law, have been passed upon by Paul M. Harmon, Senior Vice President and General Counsel of the Company.

--------------------------------------------------------------------------------

EXPERTS
--------------------------------------------------------------------------------

    Actuarial matters included in this Prospectus have been examined by Christopher G. Daniels, FSA, MAAA, Consulting Actuary, as stated in the opinion filed as an exhibit to the registration statement.

    The balance sheets of the Company at December 31, 2002 and 2001 and the related statements of income, changes in stockholder's equity and cash flows for each of the three years in the period ended December 31, 2002 and the financial statement schedules, appearing herein, have been audited by Ernst & Young LLP, independent auditors, Sears Tower, 233 S. Wacker Drive, Chicago, Illinois 60606, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing. The interim balance sheet of the Company at June 30, 2003 and related interim statements of income, changes in stockholder's equity and cash flows for each of the interim periods ending on June 30, 2003 and June 30, 2002, appearing herein, are unaudited. No financial information for the Account is included because the Account had no assets and incurred no liabilities as of the date of this Statement of Additional Information.

    [Financial statements to be filed by amendment.]

--------------------------------------------------------------------------------

OTHER INFORMATION
--------------------------------------------------------------------------------

    A registration statement has been filed with the SEC under the Securities Act of 1933 as amended, with respect to the Policy discussed in this Statement of Additional Information. Not all the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information as to the contents of the Policy and other legal instruments are summaries. For a complete statement of the terms of these documents, reference is made to such instruments as filed.

--------------------------------------------------------------------------------

APPENDIX A
--------------------------------------------------------------------------------

DEATH BENEFIT OPTIONS

    Appendix A shows examples illustrating the two death benefit options. The specified amount factor is 2.50 for an Insured Attained Age 40 or below on the date of death. For Insureds with an Attained Age over 40 on the date of death, the factor declines with age as shown in the following table.

        OPTION A EXAMPLE. For purposes of this example, assume that the Insured's Attained Age is between 0 and 40 and that there is no outstanding Policy Debt. Under Option A, a Policy with a Specified Amount of $50,000 will generally provide a death benefit of $50,000 plus Accumulated Value. Thus, for example, a Policy with an Accumulated Value of $5,000 will have a death benefit of $55,000 ($50,000 + $5,000); an Accumulated Value of $10,000 will provide a death benefit of $60,000 ($50,000 + $10,000). The death benefit, however, must be at least 2.50 multiplied by the Accumulated Value. As a result, if the Accumulated Value of the Policy exceeds $33,333, the death benefit will be greater than the Specified Amount plus Accumulated Value. Each additional dollar of Accumulated Value above $33,333 will increase the death benefit by $2.50. A Policy with a Specified Amount of $50,000 and an Accumulated Value of $40,000 will provide a death benefit of $100,000 ($40,000 x 2.50); an Accumulated Value of $60,000 will provide a death benefit of $150,000 ($60,000 x 2.50).

    Similarly, any time Accumulated Value exceeds $33,333, each dollar taken out of Accumulated Value will reduce the death benefit by $2.50. If, for example, the Accumulated Value is reduced from $40,000 to $35,000 because of partial surrenders, charges, or negative investment performance, the death benefit will be reduced from $100,000 to $87,500. If at any time, however, Accumulated Value multiplied by the specified amount factor is less than the Specified Amount plus the Accumulated Value, then the death benefit will be the current Specified Amount plus Accumulated Value of the Policy.

    The specified amount factor becomes lower as the Insured's Attained Age increases. If the Attained Age of the Insured in the example above were, for example, 50 (rather than under 40), the specified amount factor would be
    1.85. The amount of the death benefit would be the sum of the Accumulated Value plus $50,000 unless the Accumulated Value exceeded $58,824 (rather than $33,333), and each dollar then added to or taken from the Accumulated Value would change the death benefit by $1.85 (rather than $2.50).

        OPTION B EXAMPLE. For purposes of this example, assume that the Insured's Attained Age is between 0 and 40 and that there is no outstanding Policy Debt. Under Option B, a Policy with a $50,000 Specified Amount will generally pay $50,000 in death benefits. However, because the death benefit must be equal to or be greater than 2.50 multiplied by the Accumulated Value, any time the Accumulated Value of the Policy exceeds $20,000, the death benefit will exceed the $50,000 Specified Amount. Each additional dollar added to Accumulated Value above $20,000 will increase the death benefit by $2.50. A Policy with a $50,000 Specified Amount and an Accumulated Value of $30,000 will provide death proceeds of $75,000 ($30,000 x 2.50); an Accumulated Value of $40,000 will provide a death benefit of $100,000 ($40,000 x 2.50); an Accumulated Value of $50,000 will provide a death benefit of $125,000 ($50,000 x 2.50).

    Similarly, so long as Accumulated Value exceeds $20,000, each dollar taken out of Accumulated Value will reduce the death benefit by $2.50. If, for example, the Accumulated Value is reduced from $25,000 to $20,000 because of partial surrenders, charges, or negative investment performance, the death benefit will be reduced from $62,500 to $50,000. If at any time, however, the Accumulated Value multiplied by the specified amount factor is less than the Specified Amount, the death benefit will equal the current Specified Amount of the Policy.

    The specified amount factor becomes lower as the Insured's Attained Age increases. If the Attained Age of the Insured in the example above were, for example, 50 (rather than between 0 and 40), the specified amount factor would be 1.85. The death proceeds would not exceed the $50,000 Specified Amount unless the Accumulated Value exceeded approximately $27,028 (rather than $20,000), and each dollar then added to or taken from the Accumulated Value would change the life insurance proceeds by $1.85 (rather than $2.50).

ATTAINED AGE           SPECIFIED AMOUNT FACTOR
40 or younger                   2.50
41                              2.43
42                              2.36
43                              2.29
44                              2.22
45                              2.15
46                              2.09
47                              2.03
48                              1.97
49                              1.91
50                              1.85
51                              1.78
52                              1.71
53                              1.64
54                              1.57
55                              1.50
56                              1.46
57                              1.42
58                              1.38
59                              1.34
60                              1.30
61                              1.28
62                              1.26
63                              1.24
64                              1.22
65                              1.20
66                              1.19
67                              1.18
68                              1.17
69                              1.16
70                              1.15
71                              1.13
72                              1.11
73                              1.09
74                              1.07
75 to 90                        1.05
91                              1.04
92                              1.03
93                              1.02
94 to 99                        1.01
100                             1.00

--------------------------------------------------------------------------------

APPENDIX B
--------------------------------------------------------------------------------

MAXIMUM SURRENDER CHARGES

    The chart below reflects the maximum surrender charge per $1,000 of Specified Amount for selected issue ages as Policy Years increase.

        Male, Non-Tobacco                          POLICY YEAR
        ISSUE AGE  1      2      3      4      5      6      7      8      9      10     11+
        ---------  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----
        10         $3.60  $3.60  $3.60  $3.60  $3.60  $2.88  $2.88  $2.16  $1.44  $0.72     $0
        20          4.09   4.09   4.09   4.09   4.09   3.27   3.27   2.45   1.64   0.82      0
        30          6.54   6.54   6.54   6.54   6.54   5.23   5.23   3.92   2.62   1.31      0
        40         11.03  11.03  11.03  11.03  11.03   8.82   8.82   6.62   4.41   2.21      0
        50         18.39  18.39  18.39  18.39  18.39  14.71  14.71  11.03   7.36   3.68      0
        60         29.98  29.98  29.98  29.98  29.98  23.98  23.98  17.99  11.99   6.00      0
        70         48.23  48.23  48.23  48.23  48.23  38.58  38.58  28.94  19.29   9.65      0
        80         46.05  46.05  46.05  46.05  46.05  36.84  36.84  27.63  18.42   9.21      0

        Male, Tobacco
                                                   POLICY YEAR
        ISSUE AGE  1      2      3      4      5      6      7      8      9      10     11+
        ---------  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----
        10           N/A    N/A    N/A    N/A    N/A    N/A    N/A    N/A    N/A    N/A    N/A
        20         $6.01  $6.01  $6.01  $6.01  $6.01  $4.81  $4.81  $3.61  $2.40  $1.20     $0
        30          9.70   9.70   9.70   9.70   9.70   7.76   7.76   5.82   3.88   1.94      0
        40         16.75  16.75  16.75  16.75  16.75  13.40  13.40  10.05   6.70   3.35      0
        50         28.53  28.53  28.53  28.53  28.53  22.82  22.82  17.12  11.41   5.71      0
        60         45.08  45.08  45.08  45.08  45.08  36.06  36.06  27.05  18.03   9.02      0
        70         48.78  48.78  48.78  48.78  48.78  39.02  39.02  29.27  19.51   9.76      0
        80         48.03  48.03  48.03  48.03  48.03  38.42  38.42  28.82  19.21   9.61      0

        Female, Non-Tobacco
                                                   POLICY YEAR
        ISSUE AGE  1      2      3      4      5      6      7      8      9      10     11+
        ---------  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----
        10         $2.83  $2.83  $2.83  $2.83  $2.83  $2.26  $2.26  $1.70  $1.13  $0.57     $0
        20          3.23   3.23   3.23   3.23   3.23   2.58   2.58   1.94   1.29   0.65      0
        30          5.25   5.25   5.25   5.25   5.25   4.20   4.20   3.15   2.10   1.05      0
        40          8.69   8.69   8.69   8.69   8.69   6.95   6.95   5.21   3.48   1.74      0
        50         14.26  14.26  14.26  14.26  14.26  11.41  11.41   8.56   5.70   2.85      0
        60         23.48  23.48  23.48  23.48  23.48  18.78  18.78  14.09   9.39   4.70      0
        70         38.60  38.60  38.60  38.60  38.60  30.88  30.88  23.16  15.44   7.72      0
        80         44.75  44.75  44.75  44.75  44.75  35.80  35.80  26.85  17.90   8.95      0

        Female, Tobacco
                                                   POLICY YEAR
        ISSUE AGE  1      2      3      4      5      6      7      8      9      10     11+
        ---------  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----
        10           N/A    N/A    N/A    N/A    N/A    N/A    N/A    N/A    N/A    N/A    N/A
        20         $4.68  $4.68  $4.68  $4.68  $4.68  $3.74  $3.74  $2.81  $1.87  $0.94     $0
        30          7.80   7.80   7.80   7.80   7.80   6.24   6.24   4.68   3.12   1.56      0
        40         13.20  13.20  13.20  13.20  13.20  10.56  10.56   7.92   5.28   2.64      0
        50         21.83  21.83  21.83  21.83  21.83  17.46  17.46  13.10   8.73   4.37      0
        60         35.23  35.23  35.23  35.23  35.23  28.18  28.18  21.14  14.09   7.05      0
        70         48.59  48.59  48.59  48.59  48.59  38.87  38.87  29.15  19.44   9.72      0
        80         45.52  45.52  45.52  45.52  45.52  36.42  36.42  27.31  18.21   9.10      0

                                     PART C
                               OTHER INFORMATION

ITEM 27.  EXHIBITS

a.    Certified Resolution of the Board of Directors of the Company
      establishing the Variable Account.(2)
b.    None.
c.    Underwriting Agreement.(3)
d.    (1)     Policy Form.(2)
      (2)     Disability Waiver of Monthly Deduction Rider.(2)
      (3)     Spouse Insurance Rider.(2)
      (4)     Children's Insurance Rider.(2)
      (5)     Guaranteed Insurance Option Rider.(2)
e.    Form of Application.(2)
f.    (1)     Certificate of Incorporation of the Company.(1)
      (2)     By-Laws of the Company.(1)
g.    (1)     Reinsurance Agreement between COUNTRY Investors Life
                Assurance Company and.(3)
      (2)     Reinsurance Agreement between COUNTRY Investors Life
                Assurance Company and.(3)
h.    (1)     Participation Agreement relating to Equitrust Variable
                Insurance Series Fund.(3)
      (2)     Participation Agreement relating to Dreyfus Variable
                Investment Fund.(3)
      (3)     Participation Agreement relating to T. Rowe Price Equity
                Series, Inc. Fund and T. Rowe Price International Series,
                Inc.(3)
      (4)     Form of Participation Agreement relating to American Century
                Funds.(3)
      (5)     Participation Agreement relating to Fidelity Variable
                Insurance Products Funds.(3)
      (6)     Participation Agreement relating to Franklin Templeton
                Funds.(3)
      (7)     Participation Agreement relating to JP Morgan Series Trust
                II.(3)
      (8)     Participation Agreement relating to Summit Pinnacle
                Series.(3)
      (9)     Participation Agreement relating to COUNTRY Mutual Funds
                Trust.(3)
i.    Variable Products Compliance and Accounting Agreement.(3)
j.    None.
k.    Opinion and Consent of Paul M. Harmon, Esquire.(3)
l.    None.
m.    None.
n.    (1)     Consent of Ernst & Young LLP(3)
      (2)     Consent of Sutherland Asbill & Brennan LLP(3)
o.    Financial Statement Schedules.(3)
p.    None.
q.    Memorandum describing the Company's issuance, transfer and redemption procedures for the Policy.(3)

(1) Incorporated herein by reference to the Initial Filing to the Registration Statement on Form N-4 (File No. 333-104424) filed with the Securities and Exchange Commission on April 10, 2003.

(2) Filed herein.

(3) To be filed by amendment.

ITEM 28.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

NAME AND PRINCIPAL BUSINESS ADDRESS*  POSITIONS AND OFFICES
David A. Downs                        Director
Andrew L. Goleman                     Director
James R. Holstine                     Director
Henry J. Kallal                       Director
Michael J. Kenson                     Director
Glenn R. Meyer                        Director
Richard D. Ochs                       Director
William H. Olthoff                    Director
Robert L. Phelps                      Director
James D. Schielein                    Director
James P. Schillinger                  Director
Randal K. Schleich                    Director
Paul E. Shuman                        Director
Randall L. Sims                       Director
Gerald D. Thompson                    Director
Robert E. Thurston                    Director
Dale W. Wachtel                       Director
Charles W. Williams                   Director
Ronald R. Warfield                    President & Director
Phillip T. Nelson                     Vice President & Director
William J. Hanfland                   Vice President--Finance & Treasurer
Paul M. Harmon                        General Counsel & Secretary
John D. Blackburn                     Chief Executive Officer
Barbara A. Baurer                     Executive Vice President & Chief Operating Officer
Charles L. Jones                      Senior Vice President & Chief Financial Officer
Deanna L. Frautschi                   Senior Vice President--Communications & Human Resources
Doyle J. Williams                     Senior Vice President--Marketing
Shelly Prehoda                        Vice President--Information Technology
Al Reiss                              Vice President--Information Systems
Kevin A. Marti                        Vice President--Life/Health Operations
Joseph E. Painter                     Vice President--Customer Service Operations
Paul V. Bishop                        Regional Vice President--Agency, Illinois

NAME AND PRINCIPAL BUSINESS ADDRESS*  POSITIONS AND OFFICES
Richard J. Beninati                   Regional Vice President--Agency, Northwest
Anthony R. Edgcomb                    Vice President--Agency, Mid America
Stephen Ricklefs                      Vice President--Agency, MSI
William J. Hanfland                   Assistant Treasurer
Richard L. Scott                      Assistant Treasurer
Bruce Finks                           Assistant Treasurer
Elaine Thacker                        Assistant Secretary
Kathy Smith Whitman                   Assistant Secretary
Thomas B. Harris                      Assistant Secretary
Christine Martinez                    Assistant Secretary
Brian Piercy                          Assistant Secretary
James F. Keist                        Assistant Secretary
Mark W. Barnum                        Assistant Secretary
Richard A. Jahnke                     Assistant Secretary
Peter J. Borowski                     Corporate Controller
Matthew J. Kopff                      Associate Controller
James Swanson, M.D.                   Associate Medical Director
R. Dale Hall                          Chief Life/Annuity Actuary, Appointed Actuary & Illustration
                                        Actuary

    * The principal business address of all persons listed, unless otherwise indicated, is 1711 G.E. Road, Bloomington, Illinois 61702.

ITEM 29. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company.

SEE ORGANIZATION CHART ON FOLLOWING PAGE

                    COUNTRY INVESTORS LIFE ASSURANCE COMPANY
                                OWNERSHIP CHART

*Illinois Agricultural Association
ILLINOIS AGRICULTURAL ASSOCIATION AND AFFILIATED COMPANIES AS OF JUNE 30, 2002

 1.  COUNTRY Mutual Insurance Company
 2.  COUNTRY Casualty Insurance Company
 3.  COUNTRY Preferred Insurance Company
 4.  Mid-America Brokerage, Inc. (Oklahoma)
 5.  Middlesex Mutual Assurance Company
 6.  Holyoke Mutual Insurance Company in Salem
 7.  Holyoke Square, Inc.
 8.  Modern Service Insurance Company
 9.  Mutual Service Casualty Insurance Company
10.  MSI Preferred Insurance Company
11.  MSI Preferred Services, Inc.
12.  CC Services, Inc.
13.  Mid-America Services of Nevada, Inc. Mid-America Services of
     Oregon, Inc.
14.  Midfield Corporation
15.  Holyoke of Salem Insurance Agency, Inc.
16.  **Cornwall & Stevens Co. Inc.
17.  Total Client Service Insurance Agency, Inc.
18.  Illinois Agricultural Holding Co.
19.  COUNTRY Life Insurance Company
20.  COUNTRY Investors Life Assurance Company
21.  COUNTRY Medical Plans, Inc.
22.  COUNTRY Capital Management Company
23.  COUNTRY Trust Bank
24.  COUNTRY Mutual Funds Trust
25.  Mutual Service Life Insurance Company
26.  AgriVisor Services, Inc.
27.  Illinois Agricultural Services Company
28.  IAA Credit Union
29.  Illinois Agricultural Auditing Association
30.  IAA Foundation
31.  Agricultural Support Association
32.  Pension Solutions, Inc.
33.  First Fund Insurance Administrators, Inc.
34.  Prairie Farms Dairy, Inc.
35.  Muller-Pinehurst Dairy, Inc.
36.  East Side Jersey Dairy, Inc.
37.  Ice Cream Specialties, Inc.
38.  P.F.D. Supply Corporation
39.  Mo-Kan Express, Inc.
40.  GMS Transportation Co.
41.  *** --- GROWMARK, Inc.
42.  FS Credit Corporation
43.  MID-CO Commodities, Inc.
44.  FS Financial Services Corporation
45.  Lakeland FS, Inc.
46.  FS Services Ontario Ltd.
47.  Henry Foods, L.L.C.
48.  Project Explorer Mark II Corporation
49.  FS Energy, Inc.
50.  GrowAg, Inc.
51.  1105433 Ontario, Inc.
52.  UPI, Inc.

    1. Organized in Illinois as a mutual insurance company. Proxy control in Illinois Agricultural Association.

    2. Organized in Illinois as a stock insurance company. 99.9% of voting securities owned by COUNTRY Mutual Insurance Company.

    3. Organized in Illinois as a stock insurance company. 100% of voting securities owned by COUNTRY Mutual Insurance Company.

    4. Organized in Oklahoma as a business corporation. 100% of voting securities owned by COUNTRY Mutual Insurance Company.

    5. Organized in Connecticut as a mutual insurance company. Board and management control by COUNTRY Mutual Insurance Company.

    6. Organized in Massachusetts as a mutual insurance company. Board and management control and 75.4% of guaranty capital owned by COUNTRY Mutual Insurance Company.

    7. Organized in Massachusetts as a stock business corporation. 100% of voting securities owned by Holyoke Mutual Insurance Company in Salem.

    8. Organized in Minnesota as a stock insurance company. 100% of voting securities owned by COUNTRY Mutual Insurance Company.

    9. Organized in Minnesota as a mutual insurance company. Board and management control and 100% of guaranty capital owned by COUNTRY Mutual Insurance Company.

    10. Organized in Wisconsin as a stock insurance company. 50% of voting securities owned by COUNTRY Mutual Insurance Company and 40% of voting securities owned by Mutual Service Casualty Insurance Company.

    11. Organized in Illinois as a business corporation. 50% of voting securities owned by COUNTRY Mutual Insurance Company and 40% of voting securities owned by Mutual Service Casualty Insurance Company.

    12. Organized in Illinois as a business corporation. 71.4% of voting securities owned by Illinois Agricultural Association; 17.14% of voting securities owned by COUNTRY Mutual Insurance Company, 11.43% of voting securities owned by COUNTRY Life Insurance Company.

    13. Organized as a business corporation in the state indicated. 100% of voting securities of each company owned by CC Services, Inc.

    14. Organized in Connecticut as a stock business corporation. 100% of voting securities owned by Middlesex Mutual Assurance Company.

    15. Organized in Massachusetts as a stock business company. 100% of voting securities owned by Holyoke Mutual Insurance Company in Salem.

    16. Organized in Tennessee as a business corporation. 100% of voting securities owned by Mutual Service Casualty Insurance Company.

    17. Organized in California as a business corporation. 100% of voting securities owned by Mutual Service Casualty Insurance Company.

    18. Organized in Illinois as a business corporation. 99.4% of voting securities owned by Illinois Agricultural Association.

    19. Organized in Illinois as a stock insurance company. 99.99% of voting securities owned by Illinois Agricultural Holding Co.

    20. Organized in Illinois as a stock insurance company. 100% of voting securities owned by COUNTRY Life Insurance Company.

    21. Organized in Illinois as a stock insurance company. 100% of voting securities owned by COUNTRY Life Insurance Company.

    22. Organized in Illinois as a business corporation. 100% of voting securities owned by COUNTRY Life Insurance Company.

    23. Organized as a Federal trust. 94.79% of voting securities owned by COUNTRY Life Insurance Company and 5.21% of voting securities owned by COUNTRY Mutual Insurance Company.

    24. Organized in Delaware as a business trust. 66.4% of voting securities (measured by dollar value) owned of record by COUNTRY Trust Bank. Investment advisory agreement with COUNTRY Trust Bank.

    25. Organized in Minnesota as a mutual insurance company. Board and management control and 100% of guaranty capital owned by COUNTRY Life Insurance Company.

    26. Organized in Illinois as a business corporation. 100% of voting securities owned by Illinois Agricultural Holding Co.

    27. Organized in Illinois as a business corporation. 100% of voting securities owned by Illinois Agricultural Holding Co.

    28. Organized as an Illinois credit union. No corporate control. Board control in Illinois Agricultural Association and certain affiliated companies.

    29. Organized in Illinois as an agricultural cooperative. 49.9% of voting securities owned by Illinois Agricultural Association.

    30. Organized in Illinois under the General Not For Profit Corporation Act. Membership control in Illinois Agricultural Association.

    31. Organized in Illinois under the General Not For Profit Corporation Act. Membership control in Illinois Agricultural Association.

    32. Organized in Minnesota as a business corporation. 100% of voting securities owned by Mutual Service Life Insurance Company.

    33. Organized in Minnesota as a business corporation. 100% of voting securities owned by Mutual Service Life Insurance Company.

    34. Organized in Illinois as an agricultural cooperative. 39.2% of voting securities owned by Illinois Agricultural Association.

    35. Organized in Illinois as a business corporation. 50% of voting securities owned by Prairie Farms Dairy, Inc.

    36. Organized in Indiana as a business corporation. 100% of voting securities owned by Prairie Farms Dairy, Inc.

    37. Organized in Missouri as a business corporation. 100% of voting securities owned by Prairie Farms Dairy, Inc.

    38. Organized in Illinois as a business corporation. 100% of voting securities owned by Prairie Farms Dairy, Inc.

    39. Organized in Kansas as a business corporation. 50% of voting securities owned by Prairie Farms Dairy, Inc.

    40. Organized in Illinois as a business corporation. 100% of voting securities owned by Prairie Farms Dairy, Inc.

    41. Organized in Delaware under the General Corporation Act. 26.3% of voting securities owned by Illinois Agricultural Association.

    42. Organized in Illinois as an agricultural cooperative. 99.7% of voting securities owned by GROWMARK, Inc.

    43. Organized in Delaware under the General Corporation Act. 57.2% of voting securities owned by GROWMARK, Inc.

    44. Organized in Delaware under the General Corporation Act. 100% of voting securities owned by GROWMARK, Inc.

    45. Organized in Illinois as an agricultural cooperative. 47.8% of voting securities owned by FS Financial Services Corporation.

    46. Organized in Ontario under the Business Corporations Act. 100% of voting securities owned by GROWMARK, Inc.

    47. Organized in Illinois under the Limited Liability Company Act. 50% of voting securities owned by GROWMARK, Inc.

    48. Organized in Delaware under the General Corporation Act. 100% of voting securities owned by GROWMARK, Inc.

    49. Organized in Iowa under the Business Corporation Act. 100% of voting securities owned by GROWMARK, Inc.

    50. Organized in Illinois as a business corporation. 100% of voting securities owned by GROWMARK, Inc.

    51. Organized in Ontario under the Business Corporations Act. 100% of voting securities owned by GROWMARK, Inc.

    52. Organized in Ontario under the Business Corporations Act. 50% of voting securities owned by 1105433 Ontario, Inc.
--------------------------------------------------------------------------------

  * Organized in Illinois as a not-for-profit corporation. No voting securities. No person controls it.

 ** Cornwall & Stevens Co., Inc. (TN) ultimately controls 100% of the voting securities in 9 subsidiaries.

*** GROWMARK, Inc. owns stock in approximately 50 of its Illinois and Iowa member companies.

---GROWMARK, Inc. owns 33% or more of the outstanding voting securities in 9 fund limited liability companies owned in connection with its various Illinois and Iowa member companies.

ITEM 30.  INDEMNIFICATION

Each person who is or who shall hereafter become a director, officer or employee of the Company, and his administrators, executors, and heirs shall be indemnified by the Company, to the extent not prohibited by applicable law, against all judgments, decrees, orders and findings rendered or entered against him and all costs and expenses reasonably incurred by or imposed upon him, in connection with or resulting from any action, suit or proceeding, administrative or otherwise or threat thereof, to which he is or may be made a party by reason of his being or having been a director, officer or employee (whether or not he shall be a director, officer or employee at the time) excepting judgments, decrees, orders, findings, costs and expenses incurred or imposed in relation to matters as to which a recovery shall be had against him by reason of his having been finally adjudged in such action, suit or proceeding, administrative or otherwise liable because of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. In the absence of an adjudication which expressly absolves the director, officer or employee of liability to the company or its stockholders for willful misfeasance, bad faith, gross negligence and reckless disregard of the duties involved in the conduct of his office, or in the event of a settlement, each director, officer and employee and his administrators, executors, or heirs may be indemnified by the company against payments made including reasonable costs and expenses provided that such indemnification shall be conditioned upon the prior determination by a resolution of two-thirds (2/3) of those members of the Board of Directors of the Company who are not involved in the action, suit or proceeding that the director, officer or employee has no liability by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, and provided further that if a majority of the members of the Board of Directors of the company are involved in the action, suit or proceeding, such determination shall have been made by a written opinion of independent counsel. Amounts paid in settlement shall not exceed costs, fees and expenses which would have been reasonably incurred if the action, suit or proceeding had been litigated to a conclusion. The foregoing rights and indemnification shall not be exclusive of any other rights to which the officers, directors, and employees may be entitled according to law.

The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer or employee of the company against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 31.  PRINCIPAL UNDERWRITER

(a) COUNTRY Capital Management Company is the registrant's principal underwriter and also serves as the principal underwriter to COUNTRY Investors Variable Annuity Account.

(b) Officers and Managers of COUNTRY Capital Management Company

NAME AND PRINCIPAL BUSINESS
ADDRESS*                        POSITIONS AND OFFICES
Andrew L. Goleman               Director
James P. Schillinger            Director
Ronald R. Warfield              Chairman & Director
Phillip T. Nelson               Vice President & Director
William J. Hanfland             Vice President--Finance & Treasurer

NAME AND PRINCIPAL BUSINESS
ADDRESS*                        POSITIONS AND OFFICES
Paul M. Harmon                  General Counsel & Secretary
John D. Blackburn               Chief Executive Officer
Charles L. Jones                Senior Vice President & Chief Financial Officer
Doyle J. Williams               Senior Vice President--Marketing
William J. Hanfland             Assistant Treasurer
Deanna L. Frautschi             Senior Vice President--Communications & Human Resources
Shelly S. Prehoda               Vice President--Information Technology
Thomas B. Harris                Assistant Secretary
Kathy Smith Whitman             Assistant Secretary
Peter J. Borowski               Corporate Controller
Albert K. Semmler               Director--Financial Planning & Executive Representative

    *  The principal business address of all of the persons listed above is 1705
       N. Towanda Avenue, Bloomington, Illinois 61702.

(c) Compensation from the Registrant

                                                                    (3)
                  (1)                           (2)           COMPENSATION ON
                NAME OF                   NET UNDERWRITING  EVENTS OCCASIONING       (4)          (5)
               PRINCIPAL                   DISCOUNTS AND    THE DEDUCTION OF A    BROKERAGE      OTHER
              UNDERWRITER                   COMMISSIONS     DEFERRED SALES LOAD  COMMISSIONS  COMPENSATION
COUNTRY Capital Management Company

As of the Registrant's last fiscal year, no Policies have been sold.

ITEM 32.  LOCATION OF BOOKS AND RECORDS

All of the accounts, books, records or other documents required to be kept by
Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by the Company at 1711 G.E. Road, 1701 N. Towanda Avenue or 1705 N. Towanda Avenue, Bloomington, Illinois 61702, or 5400 University Avenue, West Des Moines, Iowa 50266.

ITEM 33.  MANAGEMENT SERVICES

VARIABLE PRODUCTS COMPLIANCE AND ACCOUNTING AGREEMENT. Under this agreement, EquiTrust Investment Management Services, Inc. ("EquiTrust") agrees to provide the Company with certain compliance and accounting functions with respect to the variable annuity contracts and variable universal life insurance policies issued by the Company. These functions include: preparing Forms N-4 and N-6, N-SAR and 24F-2; providing requested information for SEC examinations; calculating daily unit values and preparing trial balances, financial reports and audit schedules. EquiTrust is not an affiliated person of the Company. EquiTrust is compensated quarterly for its services based on a schedule of fees attached to the agreement.

ITEM 34.  FEE REPRESENTATION

The Company represents that the aggregate charges under the Policies are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, COUNTRY Investors Variable Life Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Bloomington, State of Illinois, on the 25th day of June, 2003.

                                COUNTRY INVESTORS LIFE ASSURANCE COMPANY
                                COUNTRY INVESTORS VARIABLE LIFE ACCOUNT

                                By:            /s/ RONALD R. WARFIELD
                                     -----------------------------------------
                                                 Ronald R. Warfield
                                                     PRESIDENT
                                      COUNTRY Investors Life Assurance Company

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the dates set forth below.

              SIGNATURE                          TITLE                    DATE
              ---------                          -----                    ----
        /s/ RONALD R. WARFIELD         President and Director
 ------------------------------------    [Principal Executive      June 25, 2003
          Ronald R. Warfield             Officer]

                                       Senior Vice President
                                         and Chief Financial
         /s/ CHARLES L. JONES            Officer
 ------------------------------------    [Principal Financial      June 25, 2003
           Charles L. Jones              Officer]
                                         [Principal Accounting
                                         Officer]

                  *
 ------------------------------------  Director                    June 25, 2003
            David A. Downs

                  *
 ------------------------------------  Director                    June 25, 2003
          Andrew L. Goleman

                  *
 ------------------------------------  Director                    June 25, 2003
          James R. Holstine

                  *
 ------------------------------------  Director                    June 25, 2003
           Henry J. Kallal

                  *
 ------------------------------------  Director                    June 25, 2003
          Michael J. Kenson

                  *
 ------------------------------------  Director                    June 25, 2003
            Glenn R. Meyer

                  *
 ------------------------------------  Director                    June 25, 2003
           Richard D. Ochs

                  *
 ------------------------------------  Director                    June 25, 2003
          William H. Olthoff

              SIGNATURE                          TITLE                    DATE
              ---------                          -----                    ----
                  *
 ------------------------------------  Director                    June 25, 2003
           Robert L. Phelps

                  *
 ------------------------------------  Director                    June 25, 2003
          James D. Schielein

                  *
 ------------------------------------  Director                    June 25, 2003
         James P. Schillinger

                  *
 ------------------------------------  Director                    June 25, 2003
          Randal K. Schleich

                  *
 ------------------------------------  Director                    June 25, 2003
            Paul E. Shuman

                  *
 ------------------------------------  Director                    June 25, 2003
           Randall L. Sims

                  *
 ------------------------------------  Director                    June 25, 2003
          Gerald D. Thompson

                  *
 ------------------------------------  Director                    June 25, 2003
          Robert E. Thurston

                  *
 ------------------------------------  Director                    June 25, 2003
           Dale W. Wachtel

                  *
 ------------------------------------  Director                    June 25, 2003
         Charles W. Williams

                  *                    Vice President and
 ------------------------------------    Director                  June 25, 2003
           Philip T. Nelson

 *By:        /s/ PAUL M. HARMON
       ------------------------------
               Paul M. Harmon
              ATTORNEY-IN-FACT
       PURSUANT TO POWER OF ATTORNEY

                                 EXHIBIT INDEX

 EXHIBIT        DESCRIPTION
 -------        -----------
 (a)            Certified resolution to establish COUNTRY Investors Variable
                Life Account

 (d)(1)         Policy Form

 (d)(2)         Disability Waiver of Monthly Deduction Rider

 (d)(3)         Spouse Insurance Rider

 (d)(4)         Children's Insurance Rider

 (d)(5)         Guaranteed Insurance Option Rider

 (e)            Form of Application